EXHIBIT 99.1

ENTRÉE GOLD INC.

Amended and Restated Annual Information Form

FOR THE YEAR ENDED
DECEMBER 31, 2009

DATED November 2, 2010

TABLE OF CONTENTS

DATE OF INFORMATION	3

FORWARD LOOKING STATEMENT	3

CURRENCY AND EXCHANGE	4

DEFINED TERMS AND ABBREVIATIONS	4

CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES	4

CORPORATE STRUCTURE	4

Name, Address and Incorporation	4
Intercorporate Relationships	6

GENERAL DEVELOPMENT OF THE BUSINESS	6

Three Year History	7
Significant Acquisitions in 2009	8

DESCRIPTION OF THE BUSINESS	9

General	9
Entrée-Ivanhoe Joint Venture	10
Investment by Ivanhoe Mines and Rio Tinto in Entrée Gold Inc.	11
Investments by Rio Tinto in Ivanhoe Mines	12
Environmental Compliance	13
Competition	14
Employees	14

MATERIALS MINERAL PROPERTIES	14

MONGOLIA	15
Lookout Hill Property	15
History	16
Property Location and Accessibility	17
Climate	17
Regional Geology	17
Mongolian Government	18
Joint Venture Property - Mineral Resources	18
Joint Venture Property - Mineral Reserves	21
Integrated Development Plan 2010	22
Recent Developments - Entrée-Ivanhoe Joint Venture Property	26
Shivee West	26
USA	27
Ann Mason Property	27
Location, Accessibility, Climate and Local Resources	27
History	28
Mineral Resource Estimate	29
Sampling and Analysis	29
Current Exploration Program	29

NON-MATERIAL PROJECTS	30
Mongolia - Togoot - Nomkhon Bohr	30
USA - Blackjack and Roulette - Nevada	30

USA - Empirical Discovery Agreement 2007	31
USA - Empirical Discovery Agreement 2008	31
CHINA - Huaixi	32
CANADA - Crystal	33
AUSTRALIA - Blue Rose Joint Venture	33
AUSTRALIA - Mystique Joint Venture	34
AUSTRALIA - Corktree Joint Venture	34
AUSTRALIA - Northling Joint Venture	34
PERU - Lukkacha Project	34

RISK FACTORS	35

DIVIDENDS	45

CAPITAL STRUCTURE	45

MARKET FOR SECURITIES	45

ESCROWED SECURITIES	46

DIRECTORS AND OFFICERS	46

PROMOTERS	54

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	54

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	54

TRANSFER AGENTS AND REGISTRARS	54

MATERIAL CONTRACTS	54

INTEREST OF EXPERTS	56

ADDITIONAL INFORMATION	56

APPENDIX

ENTRÉE GOLD INC.
ANNUAL INFORMATION FORM

DATE OF INFORMATION

Unless otherwise specified in this Annual Information Form, the information herein is presented as at December 31, 2009, the last date of the Company’s most recently completed financial year.

FORWARD LOOKING STATEMENT

This Annual Information Form (the “AIF”) and documents incorporated by reference herein contain “forward-looking statements” and “forward looking information” (together the “forward looking statements”) within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements include, but are not limited to, the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, cost and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In  certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or “does not expect”, “is expected”, “budget”, “scheduled”, "estimates", “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results "may", “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY AND EXCHANGE

The Company’s financial statements are stated in United States dollars and are prepared in conformity with United States Generally Accepted Accounting Principles.

In this AIF, all dollar amounts are expressed in U.S. dollars unless otherwise specified.  Because the Company’s principal executive office is located in Canada, many of its obligations are and will continue to be incurred in Canadian dollars (including, by way of example, salaries, rent and similar expenses).  Where the disclosure is not derived from the annual financial statements for the year ended December 31, 2009, the Company has not converted Canadian dollars to U.S. dollars for purposes of making the disclosure in this AIF.

DEFINED TERMS AND ABBREVIATIONS

As used in this AIF, the terms "we", "us", "our", “the Company” and "Entrée" mean Entrée Gold Inc. and its wholly-owned subsidiaries.

CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES

Canadian disclosure standards for the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which adopts the definitions of the terms ascribed by the  Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves,  as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7.  Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" may only be separately disclosed, have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Name, Address and Incorporation

Entrée Gold Inc. is an exploration stage company engaged in the exploration of mineral resource properties located in Mongolia, the USA, Peru, Australia, China and Canada.  The Company’s principal executive office is located at:

Suite 1201 - 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
Phone: (604) 687-4777
Fax:  (604) 687-4770
Website: www.entreegold.com.

Information contained on the Company’s website does not form part of this AIF.  The Company’s registered and records office is at 2900-550 Burrard Street, Vancouver, BC, Canada V6C 0A3 and its agent for service of process in the United States of America is National Registered Agents, Inc., 1090 Vermont Avenue NW, Suite 910, Washington, DC 20005.

The Company maintains an administrative office in Ulaanbaatar, the capital of Mongolia, to support Mongolian operations.  The address of the Mongolian office is:

Jamyan Gun Street-5
Ar Mongol Travel Building
Suite #201, #202,
Sukhbaatar District, 1st Khoroo,
Ulaanbaatar, Mongolia
Phone: 976.11.318562 / 330953
Fax:  976.11.319426

The Company maintains an administrative office in Golden, Colorado to support US operations at the following address:

2221 East Street, Suite 210,
Golden, CO 80401

Our Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name Timpete Mining Corporation.  On February 5, 2001, we changed our name to Entrée Resources Inc.  On October 9, 2002 we changed our name from Entrée Resources Inc. to Entrée Gold Inc. and, on January 22, 2003, we changed our jurisdiction of domicile from British Columbia to the Yukon Territory by continuing our company into the Yukon Territory.  On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act.

At inception our Memorandum and Articles authorized us to issue up to 20 million common shares without par value.  On September 30, 1997, we subdivided our authorized capital on a two new shares for one old share basis, resulting in authorized capital of 40 million common shares without par value.  On February 5, 2001, we subdivided our common shares on a four new shares for one old share basis, thus increasing our authorized capital to 160 million common shares without par value and simultaneously reduced our authorized capital to 100 million common shares without par value.  On October 9, 2002 we consolidated our authorized capital, both issued and unissued, on the basis of one new share for each two old shares, resulting in authorized capital of 50 million common shares without par value and simultaneously increased the authorized capital from 50 million common shares without par value to 100 million common shares without par value.  On May 20, 2004, we received approval from our shareholders to increase our authorized share capital from 100 million common shares without par value to an unlimited number of common shares, all without par value (the “Entrée Shares”).  This increase became effective June 16, 2004, the date we filed the amendment to our Articles.

The Entrée Shares traded on the TSX Venture Exchange until 24 April 2006.  On 24 April 2006, Entrée began trading on the Toronto Stock Exchange (“TSX”) under the symbol “ETG”.  The Entrée Shares also trade on the NYSE Amex, formerly the American Stock Exchange, under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

Intercorporate Relationships

We own our property interests through the 19 subsidiaries set out in our organizational chart below.  All of our subsidiaries are 100% owned.

*Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia.  A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are held beneficially for a joint venture between Entrée and Oyu Tolgoi LLC (“OT LLC”).  OT LLC is owned as to 66% by Ivanhoe Mines Ltd., and as to 34% by the Government of Mongolia.  Unless the context otherwise requires, OT LLC and Ivanhoe Mines Ltd. are together, “Ivanhoe Mines”.  See “Summary Description of the Business” below.  The balance of the Shivee Tolgoi mining licence area is 100% owned by Entrée.

**MIM (USA) Inc. holds the Ann Mason project in Nevada, United States.  The project is 100% owned by Entrée.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is actively engaged in looking for properties to acquire and manage, which are complementary to its existing projects, particularly large tonnage base and precious metal targets in eastern Asia and the Americas.

The commodities the Company is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  Our material properties are the Lookout Hill project in Mongolia, and the Ann Mason project in Nevada, United States.  We also have interests in early exploration stage properties in Mongolia, United States, Australia, Canada, Peru and China.

Smaller, higher grade systems will be considered by the Company if they demonstrate potential for near-term production and cash-flow.  If the Company is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

Three Year History
The following is a timeline summarizing Company activities in the last three years, with reference to further discussion in relevant sections contained within this AIF:

March 2007	The Company announced an updated resources estimate for the Hugo North Extension deposit, Lookout Hill project, Mongolia.	Pg 18
June 2007	Exercise of warrants by Rio Tinto Exploration Canada Inc. (“Rio Tinto”) and Ivanhoe Mines Ltd. (at a premium to market) resulting in over C$20 million added to the Company’s treasury.	Pg 12
August 2007	The Company entered into an option agreement with Empirical Discovery LLC (“Empirical”) to explore targets in southeast Arizona and southwest New Mexico.	Pg 31
November 2007	The Company completed a short form prospectus offering for gross proceeds of C$30 million (the “Treasury Offering”).	Pg 12
November 2007	Rio Tinto and Ivanhoe Mines Ltd. exercised their pre-emptive rights to maintain ownership resulting in over C$13 million added to the Company’s treasury.	Pg 32
November 2007	The Company entered into an agreement with Zhejiang No. 11 Geological Brigade to explore for copper in Zhejiang Province, China.	Pg 30
January 2008	The Company entered into a second option agreement with Empirical to explore on licences near Bisbee, Arizona.	Pg 31
March 2008	The Company announced the first Heruga deposit resource estimate, Lookout Hill project, Mongolia.	Pg 20
June 2008	OT LLC completed its earn-in requirements, including expenditures of $35 million resulting in the formation of a joint venture on a portion of the Lookout Hill property.	Pg 10
August 2008	Discovery of coal at Nomkhon Bohr on the Company’s Toogoot exploration licence in Mongolia.	Pg 29
January 2009	Discovery of porphyry style mineralization at Lordsburg, New Mexico.	Pg 32
July 2009	The Company entered into an agreement with Honey Badger Exploration Inc. (“Honey Badger”) to option the Blackjack property in Nevada.	Pg 30
July 2009	The Company’s agreement with Rio Tinto expired, however, Rio Tinto retains a pre-emptive right to maintain its ownership percentage.	Pg 12
September, 2009	The Company entered into an agreement with Bronco Creek Exploration Inc. (now a subsidiary of Eurasian Minerals Ltd., collectively, “Bronco Creek”) to option the Roulette property in Nevada.	Pg 30
September 2009	The Company entered into an agreement with Taiga Consultants Ltd. (“Taiga”) to option the Crystal property in central British Columbia.	Pg 32
October 2009
Investment Agreement (the “Investment Agreement”) is signed in Mongolia (by Ivanhoe Mines Ltd., Oyu Tolgoi LLC and Rio Tinto International Holdings Ltd.) which is subject to 10 conditions precedent to be satisfied before it is finalized.
Pg 18

October 2009	Shivee Tolgoi and Javhlant (Lookout Hill) mining licences received.	Pg 15
November 2009	The Company entered into a Scheme Implementation Agreement with PacMag Metals Limited (“PacMag”), to acquire all outstanding shares and options through Australian Schemes of Arrangement.	Pg 8
March 2010	The Company announced an updated Heruga deposit resource estimate, Lookout Hill project, Mongolia.	Pg 20
March 2010	The conditions precedent included in the Investment Agreement are satisfied and the Investment Agreement takes legal effect.	Pg 18
May 2010	The Company announces the first NI 43-101 compliant ore reserves defined on the Hugo North Extension deposit and the release of the 2010 Integrated Development Plan by Ivanhoe Mines Ltd.	Pg 19
June 2010	The Company announces that it has commenced drilling programs on the Blackjack and Roulette copper projects.	Pg 30
June 2010	The Company announces the filing of a comprehensive NI 43-101 compliant technical report for Lookout Hill, which includes information from Ivanhoe’s 2010 Integrated Development Plan.	Pg 21
June 2010	The Company announces that it has completed its acquisition of PacMag.	Pg 8
July 2010	The Company announces the receipt of its Togoot mining licence which includes the Nomkhon Bohr coal discovery.	Pg 29
September 2010	The Company announces an agreement to acquire a majority interest in the Lukkacha project in Peru.	Pg 34
September 2010	The Company announces an agreement to option the iron ore rights of the Blue Rose joint venture to Bonython Metals Group Pty Ltd.	Pg33
September 2010	The Company announced the discovery of a new porphyry system on the Roulette property, Nevada.	Pg 31

Significant Acquisitions

In June 2010, the Company closed a transaction with PacMag Metals Limited (“PacMag”), whereby the Company acquired all of the outstanding shares and options of PacMag through Australian Schemes of Arrangement (the “Schemes”).  Implementation of the Schemes was overwhelmingly supported by the shareholders and optionholders of PacMag on June 4, 2010 and final approval was granted by the Federal Court of Australia on June 15, 2010, with the Schemes becoming effective on June 16, 2010.  All regulatory and administrative matters were addressed and the transaction closed as of June 30, 2010 (the “Effective Date”).  Consideration for the PacMag shares acquired were payable with a combination of Entrée Shares and cash, with the cash consideration calculated using the Bank of Canada noon rate as of the Effective Date, which was June 16, 2010.  Trading of PacMag shares on the Australian Securities Exchange (“ASX”) was suspended as of June 16, 2010.  Each PacMag shareholder received 0.1018 Entrée Shares and C$0.0415 (AUD$0.0469) cash for each PacMag share.  In addition, Entrée acquired all outstanding PacMag options for aggregate consideration of 293,610 Entrée Shares and C$387,479.  The aggregate consideration payable by Entrée for all PacMag shares and options was 15,020,801 Entrée Shares and C$6,533,000.  With the acquisition of PacMag, Entrée acquired the Ann Mason property located in the Yerington district of Nevada.  The acquisition of PacMag also brought other projects in South Australia, Western Australia, Nevada, North Dakota and Arizona into the Company’s portfolio.

A Form 51-102F4 The Business Acquisition Report with respect to the acquisition of PacMag was filed on SEDAR on November 1, 2010.

DESCRIPTION OF THE BUSINESS

General

The Company is in the mineral resource business.  This business generally consists of three stages: exploration, development and production.  Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them.  Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource are in the production stage.  The Company is in the exploration and development stage.

Mineral resource exploration can consist of several stages.  The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources.  This can consist of the outright acquisition of the land and mineral rights or the acquisition of specific, but limited mineral rights to the land (e.g., a license, lease or concession).  After acquisition, exploration typically begins with a surface examination by a professional geologist with the aim of identifying areas of potential mineralization, followed by detailed sampling and mapping of rock exposures along with possible geophysical and geochemical grid surveys over un-exposed portions of the property (i.e., underground), and possibly trenching in these covered areas to allow sampling of the underlying rock.  Exploration also commonly includes systematic regularly-spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, and in sufficiently-advanced properties, gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock.  Exploration might culminate in a feasibility study to ascertain if the mining of the minerals would be economic.  A feasibility study is a study that reaches a conclusion with respect to the economics of bringing a mineral resource to the production stage.

The Company’s primary property asset is the Lookout Hill property in Mongolia, which is comprised of two mining licences: Shivee Tolgoi and Javhlant.  The Shivee Tolgoi and Javhlant mining licences completely surround Oyu Tolgoi LLC’s Oyu Tolgoi project, and host the Hugo North Extension of the Hugo Dummett North copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  These deposits are located within a land area subject to a joint venture between Entrée and Ivanhoe Mines (the “Entrée-Ivanhoe Joint Venture”).

A map is provided on page 16 to illustrate the areas of Lookout Hill more clearly, and further detail regarding the Lookout Hill project in Mongolia is described under “Material Mineral Properties” below.

Entree’s project portfolio includes an additional key asset, the recently acquired Ann Mason porphyry deposit in Nevada, which is 100% owned by Entree.  The Ann Mason deposit, which has an inferred mineral resource, was acquired as part of the PacMag transaction which closed in June 2010.  The map on page 28 shows the project location and proximity to infrastructure.  More information about the Ann Mason project is provided in the “Material Mineral Properties” section beginning on page 14.

Aside from its two material projects, Entrée has exploration projects in Mongolia, the USA, China, Australia, Canada and Peru.  Please see the “Non-Material Projects” section beginning on page 30 for more information.

The Company's exploration activities are under the supervision of Robert Cann, P.Geo., Entrée's Vice President, Exploration.  Mr. Cann is a "qualified person" as defined in NI 43-101. Except where otherwise noted, Mr. Cann is also responsible for the preparation of technical information in this AIF.

All mineral rock samples from our Mongolian properties are prepared and analyzed by SGS Mongolia LLC in Ulaanbaatar, Mongolia.  Coal samples from Mongolia have been prepared and analyzed by SGS Mongolia LLC and by SGS-CSTC Standards Technical Services Co., Ltd., Tianjin, China, and more recently by ACTLABS in Ulaanbaatar.  Coal check samples were analyzed at Loring Laboratories Ltd. in Calgary, Canada.  Samples from Arizona, New Mexico and Nevada are analyzed at ALS Chemex in Sparks, Nevada, at Skyline Assayer and Laboratories, Tuscon, Arizona and at Acme Analytical Laboratories, Vancouver, British Columbia, Canada. All samples from China are analyzed at ALS Chemex, Guangzhou and at SGS-CSTC Standards Technical Services Co., Ltd., Tianjin. Samples from the Crystal Property, BC are analyzed at Loring Laboratories Ltd. in Calgary, Canada and at Acme Analytical Laboratories, Vancouver.

Entree-Ivanhoe Joint Venture

Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd., a portion of which was subsequently assigned to Oyu Tolgoi LLC.  Oyu Tolgoi LLC holds title to the Oyu Tolgoi mining licence located adjacent to and surrounded by Entrée’s Lookout Hill property.  The Oyu Tolgoi project is comprised of a series of deposits containing copper, gold, silver and molybdenum, being developed by Oyu Tolgoi LLC, and includes the Joint Venture Property.  The deposits stretch over 12 kilometres (“km”), from the Hugo Dummett North deposit in the north through the adjacent Hugo Dummett South deposit, through to the Southern Oyu deposits and extending to the Heruga deposit in the south.  Hugo Dummett North extends onto the Shivee Tolgoi mining licence, where it is known as the Hugo North Extension; the Heruga copper-gold-molybdenum deposit is within the Javhlant mining licence but mineralization extends north across the licence boundary towards the Southwest Deposit on the Oyu Tolgoi licence.

Figure 1 - Idealized Profile of Southern Oyu, Hugo Dummett and Heruga Deposits (Section Looking West)

The Earn-in Agreement provided that Oyu Tolgoi LLC would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in a mineral exploration project and, if warranted, a development and mining project on a portion of the Lookout Hill property (the “Joint Venture Property”).  Under the Earn-in Agreement, Oyu Tolgoi LLC would conduct exploration activities in an effort to determine if the Oyu Tolgoi mineralized system extended onto the Joint Venture Property.  Following execution of the Earn-in Agreement, Oyu Tolgoi LLC undertook an aggressive exploration program, which eventually confirmed the presence of two resources on Lookout Hill within the Joint Venture Property: the Hugo North Extension indicated and inferred resource to the north of Oyu Tolgoi, and the inferred resource of the Heruga deposit to the south of Oyu Tolgoi.

As of June 30, 2008, Oyu Tolgoi LLC had expended a total of $35 million on exploration on the Joint Venture Property and in accordance with the Earn-In Agreement, Entrée and Oyu Tolgoi LLC formed the Entrée-Ivanhoe Joint Venture. As of the year ended December 31, 2009, the Entrée-Ivanhoe Joint Venture expended approximately $2.5 million. Oyu Tolgoi LLC has contributed Entrée’s 20% portion of the expenditures as an advance against future earnings.

By expending over $35 million in exploration and development, Oyu Tolgoi LLC earned an 80% interest in minerals deeper than 560 metres extracted from below the surface on the Joint Venture Property and a 70% interest in minerals above that elevation.  The Company can elect to be carried to production by Oyu Tolgoi LLC through debt financing at prime +2% (set by the Royal Bank of Canada) or Oyu Tolgoi LLC’s cost of capital, whichever is less, with Entree’s share of development costs repaid only from 90% of future production cash flow.  This stipulation prevents dilution of Entrée’s interest as the project progresses.

Certain of Ivanhoe Mines Ltd.'s rights and obligations under the Earn-In Agreement, including a right to nominate one member of our Board of Directors, a pre-emptive right to enable Ivanhoe Mines Ltd. to preserve their ownership percentage in our Company, and an obligation to vote their shares as our Board of Directors directs on certain matters, expired with the formation of the Entrée-Ivanhoe Joint Venture.  Oyu Tolgoi LLC’s right of first refusal to the remainder of Lookout Hill is maintained with the formation of the Entree-Ivanhoe Joint Venture.

Management believes that both the initial Earn-in Agreement and the Entrée-Ivanhoe Joint Venture are of significant benefit to the Company.  The Earn-in Agreement enabled us to raise money that the Company used to pursue exploration activities on the balance of the Lookout Hill property and elsewhere.  It also enabled the exploration of the Joint Venture Property at little or no cost to the Company, leading to the delineation of indicated and inferred mineral resource estimates for the Hugo North Extension and the discovery and subsequent definition of a significant inferred resource on the Heruga deposit.

Investment by Ivanhoe Mines and Rio Tinto in Entrée Gold Inc.

Under the terms of the Earn-In Agreement, Ivanhoe Mines Ltd. purchased 4.6 million Entrée Shares with a full warrant attached for C$4.6 million, which was a premium to market at the time.

In June 2005, Rio Tinto plc, through its subsidiary Rio Tinto Exploration Canada Inc. (formerly Kennecott Canada Exploration Inc.) (“Rio Tinto”), completed a private placement into Entrée, whereby it purchased 5,665,730 units at a price of C$2.20 per unit, which consisted of one Entrée Share and two warrants (one “A” warrant and one “B” warrant).  Two “A” warrants entitled Rio Tinto to purchase one Entrée Share for C$2.75 within two years; two “B” warrants entitled Rio Tinto to purchase one Entrée Share for C$3.00 within two years.  Proceeds from Rio Tinto’s investment were $10,170,207.

In June 2005, Ivanhoe Mines Ltd. exercised its unit warrants and purchased 4.6 million Entrée Shares at C$1.10 per Entrée Share, resulting in proceeds to Entrée of C$4,069,214, in order to preserve its pre-emptive right to maintain proportionate ownership of Entree Shares.  Ivanhoe Mines Ltd. then exercised its pre-emptive right in July 2005 and took part in the private placement, purchasing 1,235,489 units, resulting in further proceeds to Entrée of C$2,217,209.  Rio Tinto purchased an additional 641,191 units of the private placement to maintain proportional ownership, resulting in further proceeds of C$1,150,681.

On June 27, 2007, Rio Tinto exercised its “A” and “B” warrants that were due to expire in order to maintain its percentage ownership of the Entrée Shares and the Company issued 6,306,920 Entrée Shares for cash proceeds of C$17,051,716.

On June 29, 2007, Ivanhoe Mines Ltd. exercised its “A” and “B” warrants that were due to expire in order to maintain its percentage ownership of the Entrée Shares and the Company issued 1,235,488 Entrée Shares for cash proceeds of C$3,340,327.

On November 26, 2007, Entrée closed a short form prospectus offering of 10 million Entrée Shares at a price of C$3.00 per Entrée Shares for gross proceeds of C$30 million (the “Treasury Offering”) pursuant to an underwriting agreement between the Company and BMO Nesbitt Burns (the “Underwriter”).  The Underwriter received a fee of C$1.8 million, being 6% of the gross proceeds of the Treasury Offering.

On November 26, 2007, in order to maintain its percentage ownership of Entrée Shares, Ivanhoe Mines Ltd. exercised its pre-emptive rights and acquired, concurrently with the closing of the Treasury Offering, an aggregate of 2,128,356 Entrée Shares at a price of C$3.00 per Entrée Shares for additional gross proceeds of C$6,385,068.

On November 26, 2007, in order to maintain its percentage ownership of Entrée Shares, Rio Tinto exercised its pre-emptive rights and acquired, concurrently with the closing of the Treasury Offering, an aggregate of 2,300,284 Entrée Shares at a price of C$3.00 per Entrée Shares for additional gross proceeds of C$6,900,852.

At December 31, 2009, Ivanhoe Mines Ltd. owned approximately 14.2% of the issued and outstanding Entrée Shares.

At November 1,  2010, Ivanhoe Mines Ltd. owned approximately 12.1% of the issued and outstanding Entrée Shares .

At December 31, 2009, Rio Tinto owned approximately 15.4% of the issued and outstanding Entrée Shares.

At November 1, 2010, Rio Tinto owned approximately 13.1% of the issued and outstanding Entrée Shares.

Rio Tinto is no longer required to vote its Entrée Shares as the Company’s Board of Directors directs on matters pertaining to fixing the number of directors to be elected, the election of directors, the appointment and remuneration of auditors and the approval of any corporate incentive compensation plan or any amendment thereof.  Rio Tinto retains the right to preserve its ownership percentage in the Company, unless their proportionate share falls below 10% of the issued and outstanding Entrée Shares.

Investment by Rio Tinto in Ivanhoe Mines

In October 2006, Rio Tinto plc announced that it had agreed to invest up to $1.5 billion to acquire up to a 33.35% interest in Ivanhoe Mines Ltd. through its subsidiary Rio Tinto International Holdings Limited (“Rio Tinto Holdings”).  The proceeds from this investment were targeted to fund the joint development of the Oyu Tolgoi project.  An initial tranche of $303 million was invested to acquire 9.95% of the outstanding shares of Ivanhoe Mines Ltd.  On September 12, 2007, Rio Tinto announced that Rio Tinto Holdings would provide Ivanhoe Mines Ltd. with a convertible credit facility of $350 million for interim financing for the Oyu Tolgoi project.  The credit facility was directed at maintaining the momentum of mine development activities at Oyu Tolgoi while Ivanhoe Mines Ltd. and Rio Tinto Holdings worked towards finalising an Investment Agreement (“Investment Agreement”) with the Government of Mongolia, which was completed on March 31, 2010.  If converted, this investment could result in Rio Tinto Holdings owning 46.65% of Ivanhoe Mines Ltd.

Rio Tinto plc and Ivanhoe Mines Ltd. announced in October 2009 that Rio Tinto Holdings intended to complete the Tranche 2 private placement financing (as defined within the October 2006 agreement).  With the completion of this financing, which totalled $388 million, on October 29, 2009, Rio Tinto Holdings increased its equity ownership in Ivanhoe Mines Ltd. to 19.7%.  In February 2010, Rio Tinto plc announced that it had agreed to invest, through subsidiaries, a further $232,400,000 to acquire 15,000,000 common shares in satisfaction of the purchase price for key mining and milling equipment for the Oyu Tolgoi mining complex.  The investment in February increased Rio Tinto plc’s ownership, through its subsidiaries, to 22.4% of Ivanhoe Mines Ltd.’s outstanding common shares.

On June 29, 2010, Ivanhoe Mines Ltd. announced that Rio Tinto Holdings had exercised the 46,026,522 Series A warrants it held, for an additional $393.1 million investment in Ivanhoe Mines Ltd., which raised Rio Tinto Holdings’ ownership to 29.6% of outstanding Ivanhoe Mines Ltd. common shares.  Proceeds from the exercise of the warrants were to be used to help fund the development and construction of the Oyu Tolgoi mining complex.

On September 13, 2010, Ivanhoe Mines Ltd. announced that it had converted Rio Tinto Holdings’ maturing $350 million convertible credit facility, plus accrued interest of $50.8 million, into approximately 40.1 million common shares of Ivanhoe Mines Ltd., increasing Rio Tinto Holdings’ ownership in Ivanhoe Mines Ltd. from 29.6% to 34.9%.

Environmental Compliance

The Company’s current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which we conduct our activities.  These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters.  Company management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on our competitive position.  The Company intends to obtain all licenses and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities.  The Company intends to maintain standards of compliance consistent with contemporary industry practice.

Mongolia

Holders of an exploration or mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law.  These obligations include: preparation of an Environmental Impact Assessment (EIA) for exploration and mining proposals; submitting an annual environmental protection plan; posting an annual bond against completion of the protection plan; and submitting an annual environmental report.

Environmental bonds have been paid to the local governments, Khanbogd and Bayan-Ovoo Soums, for restoration and environmental management works required for exploration work undertaken at Lookout Hill.  The environmental bond requirements were recently changed with the 2006 amendments to the Minerals Law, with the bonds now required to be paid to the government ministry in charge of environment.  Entree is awaiting the implementation of administrative procedures for the new bonding requirements prior to transferring the bonds to the government ministry in charge of environment.  Entree pays to the local soums annual fees for water, land and road usage.

2010 exploration work planned and completed on the portion of the Shivee Tolgoi mining licence that is not subject to the Entrée-Ivanhoe Joint Venture (“Shivee West”) will include drill pad construction which involves surface disturbance and excavation. Bonds remain in place at Bayan-Ovoo and Khanbogd soums equal to approximately $900 each.  These bonds cover environmental reclamation to the end of 2010.  These amounts are refundable to the Company on request once all environmental work has been completed to the satisfaction of the local soum.

Entree also pays annual fees for water, land and road usage to the local soums.

Development and exploration on the Entrée – Ivanhoe Joint Venture is controlled and managed by Oyu Tolgoi LLC, which is responsible for all environmental compliance.

Ann Mason, Nevada

Exploration permits issued by the appropriate Federal (BLM) and Nevada Department of Environmental Protection are required for all exploration operations that include drilling or result in surface disturbance.

The Nevada State Office of the BLM holds a reclamation bond in the form of a cash payment from our subsidiary MIM (USA) Inc. in the amount of $84,132, which will be reimbursed once all reclamation work is complete and the agency has signed off on re-vegetation of drill sites and access roads. The bonded area covers up to 45 acres of disturbance over 10 years within a 2,060 acre project area.  Entrée is in the process of increasing the size of the project area.  Entree Gold (US) Inc. has been named operator of the Ann Mason project and is now a co-principal on the Ann Mason reclamation bond.

Competition

The mineral exploration, development, and production industry is largely unintegrated.  We compete with other exploration companies looking for mineral resource properties, the resources that can be produced from them and in hiring skilled professionals to direct related activities.  While we compete with other exploration companies in the effort to locate and license mineral resource properties, we do not compete with them for the removal or sale of mineral products from our properties, nor will we do so if we should eventually discover the presence of them in quantities sufficient to make production economically feasible.  Readily available markets exist world-wide for the sale of gold and other mineral products.  Therefore, we will likely be able to sell any gold or mineral products that we are able to identify and produce.  Our ability to be competitive in the market over the long term is dependent upon our ability to hire qualified people as well as the quality and amount of ore discovered, cost of production and proximity to our market.  Due to the large number of companies and variables involved in the mining industry, it is not possible to pinpoint our direct competition.

Employees

At December 31, 2009, the Company had twenty-three employees working for us on a full-time or part-time basis.  Eleven employees are based in Vancouver, five employees are based in Ulaanbaatar, Mongolia, two employees are in our office in Beijing and five employees support our Mongolian and US field programs.  During the 2009 field season, the Company also contracted five expatriate geologists, geological technicians, camp support personnel and summer students at the Lookout Hill project.  In addition to the expatriate employees, the Company hires up to 100 local personnel, including geologists, labourers, geophysical helpers, geochemical helpers, cooks, camp maintenance personnel, drivers and translators in Mongolia.  These local personnel are hired as needed throughout each field season.  The number of local hires fluctuates throughout the year, depending on the workload.

In the United States, the Company’s field operations are headed by a geologist who is supported by three geologists, a core tech, an administrative assistant and labourers on an as-needed basis.

None of our employees belong to a union or are subject to a collective agreement.  We consider our employee relations to be good.

MATERIAL MINERAL PROPERTIES

Entrée is a Canadian mineral exploration company based in Vancouver, British Columbia and focused on the worldwide exploration of gold and copper prospects.  Entrée’s expertise is in acquiring prospective ground and exploring for deep and/or concealed porphyry deposits.

The Company’s main asset, the Lookout Hill property in Mongolia, forms an integral part of the development of Oyu Tolgoi mining complex, part of a developing copper camp in southern Mongolia.

Entree’s project portfolio includes an additional key asset, the recently acquired Ann Mason porphyry deposit in Nevada, which is 100% owned by Entree.  This project lies within another promising copper camp located near Yerington, Nevada and contains an inferred mineral resource.

MONGOLIA

Lookout Hill Property

Lookout Hill is comprised of two mining licences: Shivee Tolgoi and Javhlant.  Shivee Tolgoi and Javhlant completely surround Oyu Tolgoi LLC’s Oyu Tolgoi project and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposits respectively.  These deposits are located within a land area subject to a joint venture between Entree and Oyu Tolgoi LLC (the “Entrée-Ivanhoe Joint Venture”).  Oyu Tolgoi LLC is owned 66% by Ivanhoe Mines Ltd., and 34% by the Government of Mongolia.

The beneficial ownership of the Shivee Tolgoi and Javhlant mining licences is divided between Entrée and the Entrée-Ivanhoe Joint Venture as described below:

●
The Entrée-Ivanhoe Joint Venture beneficially holds 39,864 hectares consisting of the eastern portion of Shivee Tolgoi and all of Javhlant mining licences (the “Joint Venture Property”) and is governed by a joint venture agreement between Entrée and Oyu Tolgoi LLC (a subsidiary of Ivanhoe Mines Ltd. and the Government of Mongolia).  The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds Oyu Tolgoi LLC’s Oyu Tolgoi project.  The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit.

●
The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property (“Shivee West”) covers an area of 35,242 hectares. Shivee West is 100% owned by Entrée and is subject to a first right of refusal by Oyu Tolgoi LLC.

The illustration below depicts the different areas of Lookout Hill:

Figure 2 – Shivee West and Joint Venture Property

The Company's Javhlant and Shivee Tolgoi exploration licences were converted to mining licences in October 2009. The total estimated annual fees in order to maintain both the licences in good standing are approximately $1.1 million.  Approximately $600,000 of the total is recoverable from the Entrée-Ivanhoe Joint Venture.

A mining licence may be granted for up to 30 years, plus two subsequent 20 year terms (cumulative total of 70 years).  After issuance of a mining licence, we are required to pay to the Mongolian government a licence fee of $15.00 per hectare per year for gold or base metal projects and $5.00 per hectare for coal projects.

The following table is a summary of the Lookout Hill mining licences and their renewal status:

Name of Property	License Number	Date Granted	Renewal Date	Expiration Date
Javhlant	15225A	October 27, 2009	October 27, 2039	TBD
Shivee Tolgoi	15226A	October 27, 2009	October 27, 2039	TBD

Ivanhoe Mines announced the release of the Integrated Development Plan 2010 (“IDP10”) on May 11, 2010.  IDP10 declares the first underground mineral reserves for the Hugo North deposit, including Entrée’s Hugo North Extension deposit which is contained within the Shivee Tolgoi mining licence.  The probable reserve for the Hugo North Extension deposit totals 27 million tonnes (“Mt”) grading 1.85% copper and 0.72 grams per tonne (“g/t”) gold.

On June 11, 2010, the Company filed an updated technical report titled "Lookout Hill Property Technical Report 2010" (the "June 2010 Technical Report").  The June 2010 Technical Report is dated June 9, 2010 and was prepared by AMEC Minproc Limited ("Minproc") in Perth Australia, a "qualified person" as defined in NI 43-101.  Unless stated otherwise, information in this AIF of a scientific or technical nature regarding the Lookout Hill project is summarized, derived or extracted from the June 2010 Technical Report.  For a complete description of the assumptions, qualifications and procedures associated with the information in the June 2010 Technical Report, reference should be made to the full text of the June 2010 Technical Report, which is available for review on SEDAR located at www.sedar.com.

History

Entree entered into an option agreement with a private Mongolian mining company, Mongol Gazar Co. Ltd. (“Mongol Gazar) in 2002, to acquire three exploration licences.

Mongol Gazar was originally awarded the exploration licences by the Mongolian Government in March and April 2001.  In November 2003, Entrée entered into a purchase agreement with Mongol Gazar, which replaced the existing option agreement.

In April 2004, Entree reached an agreement with Mongol Gazar, whereby Entree acquired 100% ownership of the title to the exploration licences and was absolved of any rights and obligations to Mongol Gazar.

These exploration licences have subsequently been converted to mining licences and two of them form the Lookout Hill Property.

Property Location and Accessibility

Lookout Hill is located within the Aimag of Omnogovi (also spelled Umnogobi) in the South Gobi region of Mongolia (an 'Aimag' is the local equivalent of a state or province), about 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China.

The city of Ulaanbaatar has the nearest international airport to the property with regularly scheduled commercial flights from various Asian destinations.  The flying times from Seoul, Korea and Beijing, China to Ulaanbaatar are about 2.5 and 1.5 hours, respectively.  Access to the project by road is possible year round; however, the unpaved road is in poor condition.  Short periods of no road access can occur, due to frequent heavy winds and dust storms, or more rarely, snowstorms in the winter.  The driving time for the 630 km trip by 4 wheel drive truck from Ulaanbaatar to the site is approximately ten to 12 hours.

Alternatively, access is possible by air, to Oyu Tolgoi’s private landing strip at the adjacent Oyu Tolgoi site.  Although the air strip is designated for use by Ivanhoe Mines, Entrée personnel are permitted to occasionally use the charter aircraft to arrive at the site.  Flying time from Ulaanbaatar is approximately 1.5 hours.

There are few inhabitants living within the boundaries of Lookout Hill and no towns or villages of significant size. The people who do live there are mostly nomadic herders.

Entrée is currently engaged in a small program of basic infrastructure improvements to assist the nearby communities in the vicinity of the project.  In addition, Entrée maintains close contact with the district officials as part of their community relations efforts.

Climate

The southern Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters.  The average annual precipitation is approximately 80 millimetres ("mm"), 90% of which falls in the form of rain with the remainder as snow.  Snowfall accumulations rarely exceed 50 mm.  Maximum rainfall events of up to 43 mm have been recorded for short-term storm events.  In an average year, rain falls on only 25 to 28 days and snow falls on 10 to 15 days.  Local records indicate that thunderstorms are likely to occur between two and eight days a year at the project area, with an average total of 29 hours of electrical activity annually.  An average storm will have up to 83 lightning flashes a minute.

Temperatures range from an extreme maximum of about 36°C to an extreme minimum of about -31°C.  The air temperature in wintertime fluctuates between -5°C and -31°C.  In the coldest month, January, the average temperature is -12°C.

Wind is usually present at the site.  Very high winds are accompanied by sand storms that often severely reduce visibility for several hours at a time.  The records obtained from 9 months of monitoring at the Oyu Tolgoi project weather station show that the average wind speed in April is 5.5 metres per second ("m/s").  However, windstorms with gusts of up to 40 m/s occur for short periods.  Winter snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region between five and eight days a year.  Spring dust storms are far more frequent, and these can continue through June and July.

Regional Geology

The Lookout Hill property lies within the Palaeozoic age Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces.  The Gurvansayhan Terrane consists of highly-deformed accretionary complexes and oceanic island arc assemblages.  The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Formation), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition.  Carboniferous-age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Major structures in this area include the Gobi–Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays in the project area, and the Gobi–Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and northwest.

Mongolian Government

In August 2009, the Mongolian Parliament approved amendments to four laws, including the insertion of a sunset provision to cancel the three-year-old, 68% windfall profits tax on copper and gold effective January 1, 2011.  These amendments allowed the Mongolian Government, Ivanhoe Mines Ltd. and Rio Tinto Holdings to conclude the negotiations necessary to finalise an investment agreement.

On October 6, 2009, Ivanhoe Mines Ltd., Oyu Tolgoi LLC (then known as Ivanhoe Mines Mongolia Inc.) and Rio Tinto Holdings signed the Investment Agreement with the Mongolian Government.  The Investment Agreement regulates the relationship between these parties and stabilises the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project.  The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-Ivanhoe Joint Venture.  Conditions precedent of the Investment Agreement were satisfied within six months of the signing date, and the achievement of this milestone was announced on March 31, 2010 by Rio Tinto plc and Ivanhoe Mines Ltd.

The Investment Agreement specifies that the Oyu Tolgoi licence and Ivanhoe Mines’ interest in the Entree-Ivanhoe Joint Venture Property, as specified in the contract area, is held by Oyu Tolgoi LLC, a Mongolian subsidiary company owned 34% by the Mongolian Government and 66% by Ivanhoe Mines Ltd.  Entrée is not presently a party to the Investment Agreement.  However, Ivanhoe Mines Ltd. has agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement.  In order to become a party to the Investment Agreement, the Government of Mongolia may require Entrée or the Entrée-Ivanhoe Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-Ivanhoe Joint Venture or the scope of the lands to be covered by the Investment Agreement.

Joint Venture Property – Mineral Resources

Exploration on the Joint Venture Property has been minimal subsequent to completion of the previous resource calculations on both the Hugo North Extension and the Heruga deposits early in 2008.  One 721 metre (“m”) diamond hole was drilled in 2008 on Ulaan Khud, that lies 7 km northeast of Hugo North Extension, and 11 additional diamond holes were completed on Heruga in 2008 as infill and to test the eastern edge of the deposit.  In addition, in late 2008 a detailed magnetometer survey was completed over Heruga and over the Hugo North Extension deposit areas. Exploration in 2009 was restricted to deep penetrating induced polarization surveys over Hugo North Extension and over Heruga, and a single 229 m diamond hole on Javhlant.

The following Table 1 summarizes the mineral resources for the Hugo North Extension deposit and the Heruga deposit as reproduced in the June 2010 Technical Report.  The resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006.  The Heruga mineral resource estimate is effective as of March 30, 2010.

Table 1 Entrée-Ivanhoe Mines Joint Venture Mineral Resources (0.6% CuEq cut-off), based on Technical Report March 2010
Deposit	Tonnage (t)	Copper (%)	Gold (g/t)	CuEq (%)	Contained Metal
					Copper (000 lb)	Gold (oz)	CuEq (000 lb)
Hugo North Extension Deposit
Indicated Shivee Tolgoi (Hugo North)	117 000 000	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Inferred Shivee Tolgoi (Hugo North)	95 500 000	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Heruga Deposit
Inferred Heruga Javhlant	910 000 000	0.48	0.49	0.87	9 570 000	14 300 000	17 390 000
Notes:
●
Copper Equivalent (CuEq) has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold, and $10 .50 for molybdenum;.  The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.  CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

●	Mo content in Heruga deposit is 141 ppm and included in calculation of CuEq.
●	The contained copper, gold, copper and molybdenum in the tables have not been adjusted for metallurgical recovery.
●	The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.
●	The mineral reserves are not additive to the mineral resources.
●	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
●
Entrée– Ivanhoe Joint Venture includes a portion of the Shivee Tolgoi licence and the entire Javhlant licence, which are held by Entrée and are planned to be operated by OT LLC.  OT LLC will receive 80% and Entrée will receive 20% of cash flows after capital and operating costs.

Hugo North Extension Deposit

The Hugo North Extension deposit within the Joint Venture Property contains copper–gold porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

The copper sulphides in the high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite.  Bornite is dominant in the highest-grade parts of the deposit (with these zones averaging around 3% to 5% Cu) and is zoned outward to chalcopyrite (to zones averaging around 2% Cu for the high–grade chalcopyrite dominant mineralization).  Bornite and chalcopyrite are important copper bearing minerals that contain approximate 35% and 63% (respectively) in their crystal structure.  High grade gold values within the Oyu Tolgoi mineralized system are associated with the presence of bornite.

Geological models were constructed by Ivanhoe Mines using lithological and structural interpretations completed in late 2006.  Quantitative Group Pty Ltd. (“QG”) checked the lithological and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.

Resource estimates were undertaken using MineSight® commercial mine planning software.  Industry accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

The mineral resources were classified using logic consistent with the CIM definitions required by NI 43–101.  Inspection of the model and drill hole data on plans and sections showed geological and grade continuity.  When taken together with spatial statistical evaluation and investigation of confidence limits in predicting planned annual production, blocks were assigned as indicated resources if they fell within the current drill hole spacing, which is on 125 x 70 m centres.  Blocks were assigned to the Inferred resource category if they fell within 150 m of a drill hole composite.

The base case copper equivalent cut-off grade assumptions for the Hugo North Extension deposit were determined using operating cost estimates from similar deposits.

Heruga Deposit

The Heruga mineral resource estimate was updated in March 2010 and remained unchanged in the June 2010 Technical Report.  This estimate is in conformance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) mineral resource and mineral reserve definitions referred to in NI 43-101.  The mineral resource estimate was prepared under the supervision of Scott Jackson and John Vann of QG in Perth.   The Heruga deposit within the Joint Venture Property contains copper–gold-molybdenum porphyry-style mineralization hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks.  Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization.  The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

QG reviewed Ivanhoe Mines’ quality assurance/quality control procedures in 2008 and 2009 and found them to be followed and to exceed industry standards.

The database used to estimate the mineral resources for the Heruga deposit consists of samples and geological information from 43 drill holes, including daughter holes, totalling 58,276 m.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite.  Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga.  In addition, there is significant (100 ppm to 1000 ppm) molybdenum mineralization in the form of molybdenite.

A close-off date of 31 May, 2009 for survey (collar and down hole) data was utilized for constructing the geological domains.

Ivanhoe Mines created three dimensional shapes (wireframes) of the major geological features of the Heruga Deposit.  To assist in the estimation of grades in the model, Ivanhoe also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults.  For copper, a single grade shell at a threshold of 0.3% Cu was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t.  For molybdenum, a single shell at a threshold of 100 ppm was constructed.  These grade shells took into account known gross geological controls in addition to broadly adhering to the above mentioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan.  The wireframes were considered to be properly constructed and honoured the drill data.

Resource estimates were undertaken by Ivanhoe using Datamine® commercial mine planning software.  The methodology was very similar to that used to estimate the Hugo North deposits.  Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the Ivanhoe Mines model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate built by Ivanhoe Mines.

The mineral resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43–101.  Blocks within 150 m of a drill hole were initially considered to be Inferred.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m.

Joint Venture Property - Mineral Reserves

Ivanhoe Mines has prepared a study titled Integrated Development Plan 2010 (IDP10) which represents the first opportunity to publically update the previous Oyu Tolgoi Integrated Development Plan 2005 (IDP05) for all aspects of the project within the framework of a signed and effective Investment Agreement with the Government of Mongolia.  The IDP10 was published in a technical report by Ivanhoe Mines in June 2010 and included work on the Entrée-Ivanhoe Joint Venture Property.  The qualified persons responsible for the Ivanhoe Mines technical report are the same qualified persons responsible for the reporting of the results of the study work on the Entrée-Ivanhoe Joint Venture.

On June 11, 2010, the Company filed an updated NI 43-101 compliant technical report titled "Lookout Hill Property Technical Report 2010" (the "June 2010 Technical Report").  The June 2010 Technical Report is dated June 9, 2010 and was prepared by AMEC Minproc Limited ("Minproc") in Perth Australia, a "qualified person" as defined in NI 43-101.  The June 2010 Technical Report considers the conclusions and recommendations raised within IDP10 in the context of the Company’s operations.

Unless stated otherwise, information in this AIF of a scientific or technical nature regarding the Lookout Hill Project is summarized, derived or extracted from the June 2010 Technical Report.  For a complete description of the assumptions, qualifications and procedures associated with the information in June 2010 Technical Report, reference should be made to the full text of the June 2010 Technical Report, which is available for review on SEDAR located at www.sedar.com.

The Entrée-Ivanhoe Joint Venture Property mineral reserve is contained within the Hugo North Block Cave Lift 1 as defined within the Integrated Development Plan 2010 prepared by OT LLC in June 2010.  Stantec Mining prepared the Hugo North mineral reserve by applying the block cave mining method parameters to the Hugo Dummett mineral resource block model.  The mine planning work has been prepared using industry standard mining software, assumed metal prices and smelter terms as set forth in the June 2010 Technical Report.  The estimate was prepared on a simplified project analysis on a pre-tax basis.  Key outstanding variables noted by Stantec Mining include the marketing matters, water supply and management and power supply.  The report only considers mineral resources in the indicated category, and engineering that has been carried out to a prefeasibility level or better to state the underground mineral reserve.  There is no measured resource in the Hugo North mineral resource.  Copper and gold grades on inferred resources within the block cave shell were set to zero and such material was assumed to be dilution.  The block cave shell was defined by a $20/tonne net smelter returns (“NSR”), further mine planning will examine lower cut-offs.  The Hugo North mineral reserve is on both the OT LLC Oyu Tolgoi licence and the Entrée-Ivanhoe Joint Venture Shivee Tolgoi licence.

Table 2 Entrée-Ivanhoe Joint Venture Mineral Reserve, 11 May 2010
Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Copper (Billion lb)	Gold (Moz)
Proven	-	-	-	-	-	-
Probable	27	55.57	1.85	0.72	1.0	0.5
Total Entrée-Ivanhoe Joint Venture	27	55.57	1.85	0.72	1.0	0.5

Notes:
●	Table shows only the part of the mineral reserve on the Entrée-Ivanhoe Joint Venture Shivee Tolgoi licence.
●
Metal prices used for calculating the  Hugo North Underground NSR are copper $1.50/lb, gold $640/oz, and silver $10.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work.  The analysis indicates that the mineral reserve is still valid at these metal prices.

●	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
●
For the underground block cave all material within the shell has been converted to mineral reserve this includes low grade Indicated material and Inferred material assigned zero grade treated as dilution.

●	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
●
The Entrée-Ivanhoe Joint Venture Shivee Tolgoi licence is held by Entrée and is planned to be operated by OT LLC.  OT LLC will receive 80% and Entrée 20% of cash flows after capital and operating costs.

●	The base case financial analysis has been prepared using current long term metal price estimates of copper $2.00/lb, gold $850/oz, and silver $13.50/oz.
●	The mineral reserves are not additive to the mineral resources.

Integrated Development Plan 2010

IDP10 presents two complementary development cases:

●	Reserve Case, based strictly on proven and probable mineral reserves; and

●	Life of Mine (Sensitivity) Case, which adds a large base of inferred resources to the Reserve Case.

The Reserve Case sets out the likely path of development for the initial phases of the Oyu Tolgoi group of deposits (Southern Oyu pits 1 through 9 and Hugo North Lift 1) and is based on a prefeasibility level of study.  The Reserve Case is a prefeasibility quality level study complying with NI 43-101, although some parts of the Oyu Tolgoi project are further advanced and are considered at feasibility level.  The work of the IDP10 meets the standards of US Industry Guide 7 requirements for reporting reserves. Some of the mineral resources from within the Entrée-Ivanhoe Project Property in Hugo North Extension have been converted to mineral reserve.

The Life of Mine (Sensitivity) Case reflects the development flexibility that exists with respect to later phases of the Oyu Tolgoi group of deposits (Heruga, Hugo South and the second lift of Hugo North), which will require separate development decisions in the future based on then prevailing conditions and the development experience obtained from developing and operating the initial phases of the Oyu Tolgoi project.  Accordingly, the Life of Mine (Sensitivity) Case is effectively a preliminary assessment.  Insofar as the Life of Mine (Sensitivity) Case includes an economic analysis that is based, in part, on inferred mineral resources, the Life of Mine (Sensitivity) Case does not have as high a level of certainty as the Reserve Case.  Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.  Mineral resources in the indicated and inferred categories with the Entrée-Ivanhoe Project Property in the Hugo North Extension and Heruga have been included in this analysis.

IDP10 provides a detailed outline of the likely development path for these reserves and the subsequent development of the remainder of the currently identified Oyu Tolgoi resources.  Independent reviews completed in the preparation of this report, indicate a number of areas where project value can be further improved or optimized.  The report also notes that management has considerable flexibility after initial construction and operations commence to further optimize the economic returns to stakeholders.

Given the extent of the mineral discoveries associated with the Oyu Tolgoi project and the potential for additional discoveries, Ivanhoe Mines and the Government of Mongolia agreed that the approved Investment Agreement should conform with the provision of Mongolia’s current Minerals Law specifying that certain deposits of strategic importance qualify for 30 years of stabilized tax rates and regulatory provisions, with an option of extending the term of the Investment Agreement for an additional 20 years.  Major taxes and rates stabilized for the life of the agreement include: corporate income tax, customs duty, value-added tax; excise tax; royalties; exploration and mining licences; and immovable property and/or real estate tax.

The long term Investment Agreement stabilizes the fiscal regime for the Oyu Tolgoi project.  OT LLC is undertaking a comprehensive implementation review following a binding Investment Agreement in order to develop a final project schedule and budget.

Both the Reserve Case and the Life of Mine (Sensitivity) Case include resources from the Oyu Tolgoi deposit (wholly owned by OT LLC) and Entrée-Ivanhoe Joint Venture licence areas.  The initial production period of each case is the same.

Oyu Tolgoi has a large mineral resource providing management with flexibility in studying alternative paths for mine development to match future economic conditions.  When broken down, the Life of Mine (Sensitivity) Case currently includes ore from seven distinct mining areas, and although the development of some of these areas are interdependent, most represent separate investment decisions to be made at some future time.

Five deposits have been identified in the mineral resource at Oyu Tolgoi; they are Southwest and Central, Hugo South, Hugo North and Heruga.  Southwest and Central comprise the Southern Oyu and Hugo South and Hugo North (including Hugo North Extension) comprise the Hugo Dummett deposit.  For mine planning purposes, the nine open pit stages at Southern Oyu and one block cave at Hugo North have been identified for the mineral reserve.  In addition to these, long term mine planning has identified potential for another block cave lift at Hugo North, open pit or block caving at Hugo South and two block caving scenarios at Heruga.  The mine planning work in IDP05 and confirmed in IDP10 suggests the following relative ranking for overall return from each deposit, from highest value to lowest:

●	Hugo North
●	Southwest
●	Central
●	Hugo South or Heruga.

The Reserve Case assumes processing of 1.4 billion tonnes (“Bt”) of ore over a 27 year period, mined from the Southern Oyu open pit and the first lift in the Hugo North underground block cave.

The Life of Mine (Sensitivity) Case extends the mine inventory to include inferred material and assumes processing of 3.01 Bt over 60 years.  In this case, resources from the planned second lift in Hugo North, Hugo South and the Heruga deposit are added to the mining inventory, as they would be when considered in Mongolia.  The mining areas that are included in the Reserve Case and in the Life of Mine (Sensitivity) Case are shown in Figure 3.

Figure 3   IDP10 Mining Areas

IDP10 outlines the initial construction of a concentrator and infrastructure to support production at a nominal capacity of 100 kilotonnes per day (“kt/d”).  The predominant source of ore at start up is the Southern Oyu Open Pit.  In parallel to this surface construction, underground infrastructure and mine development is ongoing for the Hugo North underground block cave deposit.  Stockpiling allows the higher grade ore from Hugo North to gradually displace the open pit ore as the underground production ramps up to reach 85 kt/d.

At the end of Year 5, an expansion to the concentrator is completed in conjunction with production from Hugo North passing 10 million tonnes per annum (“Mt/a”) toward its full production level of 29.5 Mt/a.  This provides the capacity to process 158 kt/d for the duration of the operation.  Ongoing planning work using inferred resources has identified the potential for further expansions to between 210 kt/d and 265 kt/d.

The ore is planned to be processed through conventional crushing, grinding and flotation circuits.  The concentrate produced will initially be trucked to smelters in China and then in future years transported by the developing Mongolian rail network, expansions to which are already underway.

A summary of the Entrée-Ivanhoe Project Property production and financial results is shown in Table 3.  The results highlight the differences between the cases; in particular the table highlights the significant increase in metal with the Life of Mine (Sensitivity) Case.  The after tax NPV at 8% discount rate attributable to Entrée for the Reserve Case is $79 million and for the Life of Mine (Sensitivity) Case is $176 million.

Table 3 IDP10 Summary Production and Financial Results
Description	Units	Reserve Case	Life of Mine (Sensitivity) Case (includes Inferred Resources)
Inventory		Mineral Reserve	Mineral Reserve and Inferred Resources
Production Rate (after expansion)	Mt/a	58	58
Total Processed	Bt	1.39	3.01
Entrée-Ivanhoe Joint Venture Property Results
Processed	Mt	27	765
NSR	$/t	55.57	20.77
Cu Grade	%	1.85	0.62
Au Grade	g/t	0.72	0.47
Copper Recovered	Billion lb	1.0	9.1
Gold Recovered	Million oz	0.5	8.6
NPV (8%) After Tax (Entrée)	US$M	79	176

Notes:
●
Metal prices used for calculating the underground NSR are: copper $1.50/lb, gold $640/oz, silver $10.50/oz, and molybdenum $10.50/lb.  Based on long-term metal price forecasts at the beginning of the mineral reserve work and still believed to be valid.

●	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payments terms, transport costs, metallurgical recoveries and royalties.
●	Long term metal prices used in the NPV economic analyses are: copper $2.00/lb, gold $850/oz, silver $13.50/oz, molybdenum $13.50/lb.
●	Current metal prices used in the NPV economic analyses are: copper $3.13/lb, gold $1,208/oz, (silver $13.50/oz, and molybdenum $13.50/lb - unchanged from long term pricing).
●
Under the NI 43-101 guidelines, inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.

Exploration and development of the Entrée-Ivanhoe Joint Venture Property is under the control of project operator OT LLC.  The future work recommendations in IDP10 although focussed on the Oyu Tolgoi project will be of benefit to Entrée as they will include examination of the Entrée-Ivanhoe Joint Venture Property.

Oyu Tolgoi – Implementation Review

It has been identified in the study work that there are a number of areas where project value can be improved or optimized.  IDP10 recommends that OT LLC undertake a comprehensive implementation review to establish a baseline for the Oyu Tolgoi project as it moves towards full production.  This will also assist in the continued monitoring and interpretation of the Investment Agreement.  Key areas identified for the Implementation Review are:
●	Capital Re-Estimate
●	Start-up Date Optimization
●	Open Pit Optimization
●	Optimization of Gold Recovery
●	Tailings Dam Design
●	Power Supply
●	Water Supply
●	Concentrate Transport.

Information from the first underground development drift will confirm assumptions made in IDP05.  The Characterization Drift and associated drilling is an important step in finalizing designs for the underground feasibility study and mine development.  This will have a direct effect on the Hugo North mineral reserve by improving the understanding for operational activities.

The recent Heruga and Heruga North discoveries have again highlighted the exploration potential of the Oyu Tolgoi region.  Opportunities for further discoveries along strike and at depth below existing discoveries could add significant life or increase the size of the Oyu Tolgoi project; extended exploration of the region is advised and an ongoing budget for exploration is in place with over 12 000 m of exploration diamond drilling  planned or completed for 2010.

Options for increased production rates and varying the start times of some of the deposits have been examined but will required more detailed studies.  The Alternative Production Options indicate the direction for these studies.

Recent Developments – Entree-Ivanhoe Joint Venture Property

In 2009, project operator Oyu Tolgoi LLC completed a deep penetrating Induced Polarization (IP) survey covering the Company’s Heruga deposit along with preliminary surveys over the Hugo North Extension deposit.  The survey was designed to further test the full extent of the chain of deposits associated with the Oyu Tolgoi mineralized trend, which currently continues along strike for over 12 kilometres.

Ivanhoe interprets the IP survey over the Hugo North and Hugo North Extension deposits to indicate additional potential to depth and along strike to the north.  In contrast to the close spatial association with IP anomalies seen at the Central, Southern Oyu and Heruga deposits, the high grade Hugo North and Hugo North Extension deposits occur along the eastern flank of the IP anomaly.

In 2010, surface work and/or drilling is either planned or underway on the Entrée-Ivanhoe Joint Venture ground.  The surface work consists mainly of deep penetrating proprietary IP surveying which has been extended north to cover the Ulaan Khud prospect located approximately 7 kilometres northwards of the Hugo North Extension deposit.  Previous shallow drilling in this area outlined a low grade copper occurrence in a geological setting similar to that of the Oyu Tolgoi mineralization.

North of the Hugo North Extension, drilling in 2010 of up to five deep core holes have been discussed by project operator, Oyu Tolgoi LLC along the projected extension of the Oyu Tolgoi Trend between Hugo North Extension deposit and Ulaan Khud.

Two core holes were completed earlier in the year on Heruga Southwest, located approximately 5 kilometres southwest of the Heruga orebody, on the Entrée-Ivanhoe Joint Venture property.  One hole intersected copper mineralization (EGD035A - 56 metres grading 0.6 % Cu) at a depth of approximately 1400 metres in Devonian-aged volcanics.  A second hole that was drilled to intersect the mineralization up dip on the same section entered a younger Carboniferous-aged intrusion.  Proprietary deep-penetrating IP surveying is being extended to cover this area.

Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence (“Shivee West”).  The title for this licence is held within Entree’s Mongolian subsidiary, Entree LLC.

Entree budgeted approximately $4.0 million for first phase 2010 exploration on Shivee West. Surface work began in April and consisted of a deep-probing IP survey, a close-spaced gravity survey, geochemical sampling and detailed geological mapping to augment the existing database followed by a diamond drilling program initiated in late June.  To date in 2010, 9,833 metres have been completed in nine holes testing deep targets along this trend.  A further four holes are planned to complete the Company’s 2010 exploration program.

The program has been successful in furthering our understanding of the geology of Shivee West.  A key exploration result is the intersection of prospective stratigraphy interpreted to correlate with the Devonian age host rocks associated with copper-gold mineralization at Oyu Tolgoi.  Rocks containing variable sulphide mineralization, including minor chalcopyrite, the main copper-bearing phase at Oyu Tolgoi, have been identified in several holes.  Full assay results are pending.

UNITED STATES

Ann Mason Property

Entrée has a 100% interest in the Ann Mason property indirectly through its wholly-owned subsidiary PacMag, which it acquired in June 2010, and through PacMag’s wholly-owned subsidiary, MIM (USA) Inc.

The following information was taken from “Ann Mason Project Resource Estimate” with an effective date of January 2010 (“Resource Estimate 2010”).  This report was prepared by Wardrop Engineering Inc. and a copy is filed on SEDAR at www.sedar.com.  The Resource Estimate 2010 forms the basis for the information in this AIF regarding the Ann Mason property.  Portions of the information are based on assumptions, qualifications and procedures, which are not fully described herein.  Reference should be made to the full text of the Resource Estimate 2010.

Location, Accessibility, Climate and Local Resources

The Ann Mason property is located 7 kilometres west of the town of Yerington in central west Nevada and hosts the Ann Mason copper molybdenum porphyry deposit.  The property is defined by the mineral rights to 241 unpatented lode claims and covers a total area of approximately 1,837 hectares, on public land administered by the Bureau of Land Management.

Figure 4  Ann Mason Location Map

The property is situated roughly 70 kilometres southeast of Reno and is easily accessible from Reno via the main highway network.  The climate in west central Nevada is characterized as high altitude temperate with warm to hot summers and cool winters and work can be conducted throughout the year, with only minor stoppage during winter months due to heavy snowfall or unsafe travel conditions.  Nevada has a long and developed mining industry and most mining supplies and equipment can be sourced from Reno/Sparks, Carson City or Fernley.  There is a power substation 3.7 kilometres east of the property and the nearest source of water is the Walker River, located 7 kilometres east of the property.  The relief profile of the property is low rolling hills in the mountain pass to moderately steep terrain at higher elevations, and vegetation throughout the property consists of interspersed sagebrush and low profile desert shrubs.

History

Significant production was recorded at the Yerington Copper Mine, located 4 kilometres east of the Ann Mason property, from the 1950s onwards.  The property was explored extensively by Anaconda Copper Mining Inc.  (“Anaconda”), between 1967 and 1975.  In 1968, significant copper mineralization was discovered during a diamond drilling program and, by 1970, a total of 92,000 feet of drilling was completed in 69 drill holes.  A re-evaluation of the geology was conducted from 1973 to 1975, with an additional 34,000 feet of drilling completed in 29 drill holes.  In 1977, Atlantic Richfield Company acquired Anaconda and its mineral rights and continued to delineate and develop the Ann Mason deposit, with a total of 133,134 feet of drilling completed by 1980.  Arizona Metals Company acquired the mineral rights to the Yerington mine and the property and completed only limited work on the property.  In June 2002, Mount Isa Mines acquired the Ann Mason property and completed a work program that included geological mapping, a geophysical survey and reverse circulation drilling.  Results from this work program indicated that the main zone of mineralization in the drilled resource area is located on the eastern flank of a chargeability anomaly which is present on each of the lines to the north and west.  A further reverse circulation drilling program of 3,000 feet in five holes was conducted to test for shallow mineralization on the northwest portion of the chargeability anomaly.

Giralia Resources NL (ASX:GIR; “Giralia”) acquired the Ann Mason property in October 2003, but did not conduct any exploration activities.  PacMag acquired the Ann Mason property from Giralia in November 2005.  In 2006, PacMag completed  4,602 feet of diamond drilling in three holes.  In November 2006, PacMag retained Golder Associates Inc. to complete a resource estimate on the property in compliance with the Australian JORC Code for Reporting of Identified Mineral Resources and Ore Reserves.  An additional 7 drill holes were completed on the property to test the chargeability anomaly in 2007 and 2008.  In November 2007, a scoping study was completed by Metallurgical Consultants Pty Ltd. which found, at the time, that the project was most sensitive to copper price.  In 2006, PacMag conducted a quality control/quality assurance assay check program on copper and molybdenum values, the results of which were included in the Golder 2006 resource estimate, of the historical assay database.  In January 2010, Wardrop Engineering Inc. (“Wardrop”) prepared a resource estimate of the Ann Mason property for Entrée.

The Ann Mason deposit occurs entirely within the Yerington District Northern Batholith, and is hosted by granodiorite and quartz monzonite rocks associated with the batholith, the contact of which trends north westerly and apparently served as a structural locus for porphyry mineralization.  The batholith and deposit are cut by the post-Miocene Singatse Fault, the hanging wall of which covers a large portion of the known extent of the deposit.  Portions of the periphery of the deposit are exposed to the south and west of the Singatse Fault outcrop.

The primary mineralization at the Ann Mason property is copper and molybdenum.  Copper occurs in the deposit as copper sulphides such as bornite, chalcopyrite and minor secondary chalcocite and malachite.

Mineral Resource Estimate

The Ann Mason property inferred mineral inventory stands at 810.4 million tonnes at 0.399% copper (at a 0.30% cut-off) for 3.23 million tonnes of contained copper.  This resource estimate uses PacMag’s pit shell #25 from their Whittle pit optimization run 7.

Cut-off	Tonnage	Cu
Cu %	(million t)%
>0.4	315.22	0.485
>0.3	810.39	0.399
>0.2	1409.96	0.336

At a copper cut-off of 0.30%, the modelled within pit shell #25 molybdenum resources is 166 million tonnes at 0.010% molybdenum. Readers are cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Sampling and Analysis

All PacMag samples were dispatched as chip samples or half core cut from HQ or NQ diamond drill core to ALS Chemex in Reno, Nevada.  All sample preparation was performed by ALS Chemex along with fire assay analysis whilst base and trace metal analysis was performed on pulps in the ALS Chemex Vancouver facility.

The check assay program was completed by PacMag in 2006 on an average of six samples from each original Anaconda assay batch, which indicated no systematic bias in the analytical method, pulp sub-sample selection or coarse crush splitting for both copper and molybdenum.  In addition, prior to the resource estimation, Wardrop undertook a certification of the Ann Mason database, with ten drill holes out of 97 being selected from the database, which drill holes were chosen based on coverage of the Ann Mason deposit.  Data verification included a copper assay database to assay certificate check, a molybdenum assay database to assay certificate check, a survey check and zero length sample interval and sample interval gap checks of copper and molybdenum databases.

Current Exploration Program

Entrée has budgeted $3.7 million for a program on the property in 2010.  Up to $2.7 million has been approved to conduct deep-penetrating IP geophysical surveys, to be followed by core drilling to explore the potential for higher grade mineralization at depth and for extensions west of the currently defined Ann Mason resource.  A budget of $1.07 million has been approved to conduct detailed geochemical sampling and drilling to test the extent of shallow oxide copper mineralization in the Blue Hill copper oxide zone, which straddles the western boundary of the Ann Mason property.

Reverse circulation drilling is currently underway at Blue Hill, with 14 of the planned 20 holes totalling 2,364 metres completed to date. Initial assay results confirm the presence of a near surface zone of oxide copper mineralization, which will be better defined by the current drill program.  Visual identification of copper sulphide mineralization at the bottom of several drill holes indicates the Blue Hill sulphide zone, first discovered in PacMag holes BH08001 and BH08003 can probably, with additional core drilling, be extended 600 metres or more southwest of the two discovery holes.  Potential exists for shallow oxide copper resources and additional sulphide mineralization in  separate zones at Blue Hill.  Full assay results from the RC drilling are pending.

Core drilling is expected to commence at Ann Mason in Q4 2010.

NON-MATERIAL PROJECTS

Mongolia - Togoot – Nomkhon Bohr

Since 2008, three coal targets have been discovered on Entrée’s 100% owned Togoot licence: Nomkhon Bohr, Coking Flats and Khar Suul.  These discoveries form part of the rich Permian-age coal basin of Southern Mongolia which includes Tavan Tolgoi, located approximately 75 kilometres to the northwest of Togoot.  Tavan Tolgoi is reputedly one of the largest undeveloped high quality coal resources in the world.

To May 2009, over 15,000 metres of drilling had been completed on coal targets on the Togoot licence.   Nomkhon Bohr lies adjacent to the northern boundary of the licence.  The Coking Flats and Khar Suul targets to the southwest of Nomkhon Bohr are at an earlier stage of exploration.

At Nomkhon Bohr, coal seams have been traced over a strike length of 1,200 metres by drilling and trenching. Coal is mostly medium volatile bituminous, high in ash with variable sulphur.  Coal-bearing horizons in drill holes can be up to 57 metres in apparent thickness; within these, multiple coal seams are usually present, with drill intercepts from 0.2 metres to 4.5 metres.  The coal seams dip moderately to the north. Due to the recessive nature of the coal seams, they often come to surface in shallow valleys where they are concealed by a thin veneer of desert sands.  The regional geology has similarities to the large Tavan Tolgoi coal deposits to the northwest.

The Company’s technical team worked with a Mongolian consulting group to prepare an application for conversion of Togoot to a mining licence. A mining licence was issued on June 24, 2010 covering 14,031 hectares of the northwest portion of the former exploration licence.  The new mining licence encompasses the coal prospects identified at Nomkhon Bohr.  A feasibility study to meet Mongolian regulatory requirements is currently under preparation to meet conditions of the grant of the mining licence.

USA – Blackjack and Roulette - Nevada

In August 2009 and September 2009, Entrée signed option agreements in respect of the Blackjack and Roulette properties: two large contiguous properties in the historic Yerington porphyry copper district, which are contiguous with the Ann Mason property.  Entrée’s strategy was to consolidate porphyry copper targets in this under-explored area known to host sizeable copper resources, as exemplified not only at the historic Yerington mine and the Ann Mason deposit but also at Nevada Copper’s Pumpkin Hollow deposit.  Exploration and drill programs for these properties have been approved for 2010.

Under the terms of an option agreement with Honey Badger Exploration Inc. (“Honey Badger”), Entrée may acquire up to an 80% interest in the Blackjack property and certain other non-contiguous properties.  The Blackjack property consists of 484 claims covering almost 10,000 acres (4,000 hectares) of prospective ground centered about eight miles (13 kilometres) west of the town of Yerington, Nevada.  Entrée may exercise its first option to acquire 51% after incurring minimum expenditures of $900,000 in the first year of exploration and issuing 37,500 Entrée Shares and reimbursing Honey Badger for up to $206,250 of expenditures previously incurred on the property (completed).  If results from the initial exploration program are encouraging, Entrée may increase its interest by a further 29% (to 80% in total) by making payments of $375,000 and issuing 375,000 Entrée Shares within three years.  Entrée has committed to carry Honey Badger through the completion of 10,000 metres of drilling, including any done within the first year.

In September 2009, Entrée entered into an option agreement with Bronco Creek Exploration Inc. (“Bronco Creek”), a private exploration company subsequently purchased by Eurasian Minerals Inc., to acquire the Roulette property.  The Roulette property adjoins and is directly south of the Blackjack property and consists of 214 claims covering over 1,760 hectares (4,350 acres).  Under the terms of the agreement with Bronco Creek, Entrée may acquire an 80% interest in the Roulette property by incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 Entrée Shares within three years.  The minimum expenditure required in the first year is $300,000, along with cash payments totalling $90,000 and issuance of 72,500 Entrée Shares (completed).

A $1.1 million geophysics IP and drilling program has been approved for the Blackjack property.  On the Roulette property, a $0.61 million budget has been approved for drill testing of geological, soil geochemical and geophysical (magnetic) anomalies.

Drilling commenced on Blackjack in June to test several discrete anomalies first outlined by an AirMT geophysical survey completed in 2009, as well as recent IP results and anomalous copper geochemistry interpreted to represent the continuation of the Blue Hill oxide copper zone across the property boundary from Ann Mason.  Seven holes totalling 2,820 metres have been completed. One of the holes (EG-B-10-001), sited to test an AirMt target and coincident IP anomaly in the northeastern corner of the property intersected stringers of chalcopyrite in rocks below a shallow-dipping fault. The presence of copper mineralization associated with this IP anomaly is an important development.  Although offset by faulting, the IP anomaly extends 5 kilometres west and southwest from EG-B-10-001.  Five of the Blackjack holes were sited on the possible westward extension of the Blue Hill zone of mineralization; the upper portions of all five holes are strongly oxidized and iron-rich, with occasional oxide copper minerals noted. Full assay results are pending.

On the Roulette property, four wide-spaced holes were planned to test a broad target under approximately 350 metres of barren cover rocks. The holes were sited based on an updated geological and structural interpretation of the Yerington district, presence of a strong aeromagnetic high and anomalous results from a deep penetrating geochemical survey. Hole EG-R-10-003 intersected strongly altered granodiorite cut by quartz and quartz-calcite veins containing visible chalcopyrite-pyrite mineralization. This intersection validates the conceptual basis of the exploration program and provides strong encouragement for further work to define and extend this discovery.  Assays are pending. A second drill hole failed to penetrate to the target depth due to strong faulting.

USA - Empirical Discovery Agreement 2007

In July 2007, Entrée entered into an agreement with Empirical Discovery LLC (“Empirical”) to explore for and develop porphyry copper targets in south-eastern Arizona and adjoining south-western New Mexico.  Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of $1.9 million and issuing 300,000 Entrée Shares within five years of the anniversary of TSX acceptance of the agreement on August 9, 2007.  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million.

The principals of Empirical have extensive experience in exploration for copper porphyries in the Americas, as well as access to proprietary geophysical interpretation techniques of particular application to large regional datasets.  These techniques have been modelled using a number of known deposits which occur under cover, and the criteria developed have been used to identify buried targets from the regional database.  Initial targeting resulted in applications for eleven mineral exploration permits in south-eastern Arizona and New Mexico totalling approximately 8.5 square miles (22 square kilometres).

In 2008, geophysical (IP and AMT), geological and geochemical surveys were completed on the Gold Hill, Duncan and Ash Peak porphyry copper targets in Arizona and New Mexico.  Drill testing two of the three targets was undertaken in 2009 but no significant mineralisation was found and all three projects were dropped.

USA - Empirical Discovery Agreement 2008

In January 2008, Entrée entered into a second agreement with Empirical to explore for and test porphyry copper targets in a specified area near Bisbee, Arizona.  Bisbee is located within a copper district that produced over 8 billion pounds of copper and 3 million ounces of gold in the last century.  Entrée intends to use the proprietary geophysical interpretation techniques developed by the principals of Empirical to locate buried porphyry targets.  The area of interest covers over 10,800 acres (4,370 hectares).  Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of $1.9 million and issuing 150,000 Entrée Shares within five years of the anniversary of TSX acceptance of the agreement.  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million.  An approximately nine line-kilometres test AMT survey budgeted at $43,000 was completed in February 2009.

A $610,000 exploration program is planned for 2010.  Work to date includes three lines of IP/resistivity designed to test the Dixie and Abbot targets, the possible northern extension of the Freeport McMoRan’s Cochise copper resource located 1.7 kilometres south of the Company’s land holdings.  Drilling of three reverse circulation (RC)/diamond drill holes totalling 2,400 metres to test geophysical anomalies interpreted as possible porphyry-style alteration and mineralization is planned for Q4 2010.

The 2007 Empirical agreement was amended in August, 2009 to include the 1,435 ha (3,545 acre) Oak Grove property, located approximately 45 km northeast of Lordsburg, New Mexico.  An IP survey has recently commenced on the Oak Grove property.

USA - Lordsburg Property, New Mexico

The Lordsburg claims cover 2,013 ha (4,793 acres) adjacent to the historic Lordsburg copper-gold-silver district, New Mexico, USA.  The Lordsburg property lies in an area of known copper porphyry deposits, several of which are past or current producers.  The claims were originally acquired under the 2007 Empirical Discovery agreement.

Copper-gold mineralization at Lordsburg is associated with potassic alteration and sulphide-quartz veining in feldspar porphyry intrusives cutting andesitic volcanic rocks.  Mineralization appears best developed in the contact zone between the porphyry and volcanics, where it is hosted in part by an intrusive breccia.

Entrée completed geophysical (IP and AMT), geological and geochemical surveys over the Lordsburg target in the first half of 2008 to test for buried porphyry-style mineralisation.  Based on results from these surveys, four widely spaced diamond drill holes totalling 2,563 metres (8,405 feet) were completed to test the principal targets.  Hole EGL-08-002 intersected 310 metres of 0.14% copper and 0.08 g/t gold with intervals of higher grade mineralisation up to 0.33% copper and 0.26 g/t gold.  Complete results for EG-L-08-002 are listed in a news release dated  January 15, 2009.  No significant assays were returned for holes EG-L-001, EG-L-003 and EG-L-004.

Six additional drill holes were completed in 2009 and successfully expanded the mineralised zone.  Significant copper and gold intervals were intersected in four of the six drill holes.  One hole in particular, EG–L-09-012, returned potentially economic grades of 0.25% copper and 0.15 g/t gold (0.35% copper equivalent) over 94 metres.  Furthermore, this same interval hosts a higher grade zone of 60 metres averaging 0.31% copper and 0.21 g/t gold (0.44% copper equivalent).

Entrée is currently applying for additional drill permits for the 2011 field season.  Any additional drilling will be directed towards expanding the existing drill defined copper and gold zone.

CHINA - Huaixi

In November 2007, Entrée entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three contiguous exploration licences, totalling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People’s Republic of China.  Entrée may earn a 78% interest in the Huaixi property by spending $3 million on exploration within four years.

A six-hole, 2,660 metre diamond drilling program was completed in January 2010.  Variable base metal mineralization was intersected in several holes. A further 1,500 m drill program commenced in mid-July to test a number of additional geological-geophysical-geochemical targets.  Six holes totalling 1,508 m have been completed, and patchy sulphides (py-cp-gl-sl) reported from visual examination.  No assays have been received to date.

CANADA - Crystal

In September 2009, the Company reached an agreement with Taiga Consultants Ltd. to acquire the Crystal property; an early-stage copper-molybdenum project in central B.C.  Entrée may acquire a 100% interest, subject to a 1% NSR royalty, by completing C$500,000 in exploration expenditures and issuing 100,000 Entrée Shares.  One half of the NSR can be purchased by the Company for C$500,000.

A short prospecting and sampling program was completed in October 2009.  In 2010, a C$0.39 million geophysical, geochemical and diamond drilling program was approved.  An airborne EM and magnetic survey was completed in early May. The survey identified a number of anomalies which may be related to Cu-Mo mineralization.  A follow-up ground mapping and soil (104 samples) and rock sampling (131 samples) program was completed from mid-July to early August, 2010.  Two grab samples from a mineralized breccia-shear zone returned 0.6 and 0.7 % Cu.  Results from this program are being evaluated.

AUSTRALIA

The PacMag acquisition resulted in the acquisition of four early stage joint venture properties in Australia.  These include:

AUSTRALIA - Blue Rose Joint Venture

The Blue Rose joint venture covers the exploration license EL 3848 in the Olary Region of South Australia, 300 km northeast of Adelaide.  Magnetite iron formations occur in the southern portion of this 1000 square kilometre tenement and a copper oxide resource has been outlined in the north-central area of the tenement.

In September 2010, Entrée announced the Company’s wholly owned subsidiary PacMag (as to 51% of the joint venture) and Giralia (as to 40% of the joint venture), have entered into an agreement with Bonython Metals Group Pty. Ltd. (“BMG”), a private Australian resource company. BMG has agreed to purchase 100% of the iron ore rights on the joint venture’s Blue Rose exploration property EL3848 in exchange for 6% of BMG’s future issued capital.  Should BMG convert to a public company by September 25, 2012, BMG will exchange the joint venture’s shares in the private company for 6% of the initial public offering on the day of listing.  Should BMG fail to publicly list its shares by that date, it shall, by way of a selective share buy-back, acquire the joint venture’s private shares for AUD$25 million.

WASCO Mining Company Pty. Ltd. plans to conduct mining operations in this area with PacMag and Giralia retaining a royalty interest.  WASCO is a private Australian investment group owned 50% by a Chinese investment vehicle targeting copper production opportunities in Australia while having access to the Chinese copper market for sale of product.  WASCO can earn 100% of a 12 square kilometre area surrounding the Blue Rose copper deposit along with the rights to mine and process any mineralization extracted.  WASCO will refund the joint venture AUD$1.95 million in past expenditures and pay a 1.5% gross revenue royalty on any production from the property to the joint venture. The PacMag – Giralia joint venture retains the rights to mineralization other than iron ore on the exploration license outside of the 12 square kilometre WASCO agreement area.

AUSTRALIA - Mystique Joint Venture

Mystique is an early stage gold exploration project in joint venture with Black Fire Minerals Ltd. (ASX:BFE – “Black Fire”).  Black Fire can earn up to a 75% interest by expending AUD$2.5 million by September 2014.  The project is located in the Albany-Fraser Province of West Australia.  This province is host to the +5 million ounce Tropicana-Havana gold deposit (75.3 million tonnes averaging 2.07 g/t gold), a joint venture between AngloGold Ashanti Ltd. (70%) and Independence Group NL (ASX:IGO – 30%).

The Entrée (PacMag) – Black Fire joint venture is centered on the historic Torquata and recently discovered Salubris prospects.  These prospects are outlined by strongly anomalous gold in calcrete soil geochemical anomalies.  This is the same exploration technique which identified the Tropicana deposit.  Black Fire’s 2010 exploration program, which commenced in July, includes 5000 metres of aircore drilling, infill soil geochemical surveying and an Aboriginal heritage survey.

AUSTRALIA - Corktree Joint Venture

The Corktree project is located in Western Australia, 150 km north of Meekatharra and approximately 30 km east of the Doolgunna copper–gold project of Sandfire Resources NL (ASX – SFR – “Sandfire”).  Sandfire has outlined JORC compliant resources of 10.67 million tonnes at 5.6% Cu, 1.9 g/t Au and 15 g/t Ag at the recently discovered DeGrussa and Conductor 1, 4 and 5 volcanogenic massive sulphide (VMS) lenses.  Interest in Sandfire’s Doolgunna deposits and this entire area has resulted in Sandfire being able to raise approximately AUD$200 million in July 2010 through purchase of a 19% interest in the company by OZ Minerals (ASX – OZL) and subsequent acquisition of a 12.5% stake by Korean company LS Nikko who will also arrange sales for 45% of Sandfire’s future base metal production.

Corktree is a joint venture with Giralia n which Entrée (PacMag) may earn a 75% interest by spending AUD$750,000 over 2 years.  The property hosts several copper oxide showings associated with flat lying carbonate sediments.  Sandfire plans to drill several areas of the property in 2010.

AUSTRALIA - Northling Joint Venture

Northling is a joint venture with Dominion Mining Limited (ASX:DOM – “Dominion”), whereby Dominion can earn up to 70% by spending AUD$ 750,000 over 5 years.  The property, located approximately 50 km northeast of the Corktree JV, was explored by DeBeers for diamonds in the early 1990s, with copper being intersected in one of the drill holes (2.4% over 4m).  Dominion conducted a limited drilling program through Q3 2010; full results of this work are still being evaluated.

PERU – Lukkacha Project

In September 2010, the Company announced that it had entered into a conditional agreement with a private Peruvian company whereby Entrée, through its wholly-owned Peruvian subsidiary,  Exploraciones Apolo Resources S.A.C. (“Apolo”), may acquire an initial 70% interest in the Lukkacha property located in Tacna Province of southeastern Peru. The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Apolo obtaining a Supreme Decree allowing it to work on the property. Subject to obtaining the Supreme Decree, Apolo may earn a 70% interest by making cash payments totalling $215,000 and expending a minimum of $1.5 million on exploration, to include a minimum 6,000 metres of diamond drilling, within 24 months.  Once Apolo has vested a 70% interest, it may acquire a further 30% interest by paying the vendors $2 million within 24 months. The vendors would retain a 2% NSR, half of which may be purchased at any time for $1 million.

The property consists of five concessions totalling 2,900 hectares which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico.  The property has never been drilled and represents a unique opportunity for grass roots exploration within a major copper district.  The focus of initial work at Lukkacha will be to map the differing alteration styles apparent at surface in order to define targets for the first round of drill testing. Widespread intense alteration and surface leaching of sulphides suggests the possibility of enriched secondary copper sulphides in addition to primary mineralization. The anticipated drilling program will specifically test for the occurrence of a blanket of enriched copper sulphides.

RISK FACTORS

As stated on page 3, this AIF contains forward-looking statements, and any assumptions upon which they are based are made in good faith and reflect our current judgment regarding the direction of our business.  Actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this AIF.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in our common stock involves a number of very significant risks.  You should carefully consider the following risks and uncertainties in addition to other information in this AIF in evaluating our Company and our business before purchasing shares of our Company's common stock.  Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  The risks described below are not the only ones facing our Company.  Additional risks not presently known to us may also impair our business operations.  You could lose all or part of your investment due to any of these risks.

Risks Resulting From The Close Connection Between Ivanhoe Mines’ Oyu Tolgoi Project And The Company’s Lookout Hill Property.

As a result of the close connection between Ivanhoe Mines’ Oyu Tolgoi Project and the Entrée-Ivanhoe Joint Venture, certain risk factors associated with Ivanhoe Mines are also applicable to Entrée and may adversely affect Entrée, including the following.

The actual cost of developing the Oyu Tolgoi Project may differ significantly from Ivanhoe Mines’ estimates and involve unexpected problems or delays.

The estimates regarding the development and operation of the Oyu Tolgoi Project are summarised in Ivanhoe Mines’ Integrated Development Plan 2010 (“IDP10”).  IDP10 updates the previous Integrated Development Plan 2005 and establishes two complementary development cases, which are based, in part, on assumptions about future metal prices.  The IDP10 derives estimates of net present value of the Oyu Tolgoi Project based upon, among other things: anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed; anticipated recovery rates of copper and gold from the ore; cash operating costs of comparable facilities and equipment; and anticipated climatic conditions.  Actual operating costs, production and economic returns may differ significantly from those anticipated by the IDP10 and future development reports.  There are also a number of uncertainties inherent in the development and construction of any new mine including the Oyu Tolgoi Project.  These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, power, water and transportation; the availability and cost of appropriate smelting and refining arrangements; the need to obtain necessary environmental and other government permits, and the timing of those permits; and the availability of funds to finance construction and development activities.  The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project.  It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up.  In addition, delays in the commencement of mineral production often occur.  Accordingly, there is no assurance that Ivanhoe Mines’ future development activities will result in profitable mining operations. As

Ivanhoe Mines also has effective control of the development of the Joint Venture property, in which Entrée maintains an interest, and IDP10 includes resources from the Joint Venture area, any delays in the development or operation of the Oyu Tolgoi project would also result in delays in the development of the Entrée-Ivanhoe Joint Venture.

The resource and reserve estimates for the Oyu Tolgoi project, including the Hugo North Extension and Heruga deposits, are estimates only, and are subject to change based on a variety of factors.

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques.  Actual mineralization or formations may be different from those predicted.  It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change.  Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site.  Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.  Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially reserves and resources.  The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles.  The estimated amount of contained metals in mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated property.  Any significant change in the assumptions underlying the estimates, relating to commodity prices and exchange rates during the expected life of production, mineralization, the projected cost of mining, and the results of additional planned development work, could result in material downward revision to current estimates.

Lack of infrastructure in proximity to the material properties could adversely affect mining feasibility.

The Oyu Tolgoi Project is located in an extremely remote area, which currently lacks basic infrastructure, including sources of electric power, water, housing, food and transport, necessary to develop and operate a major mining project.  While Ivanhoe Mines has established the limited infrastructure necessary to conduct its current exploration and development activities, substantially greater sources of power, water, physical plant and transport infrastructure in the area will need to be established before Ivanhoe Mines can conduct mining operations.  Lack of availability of the means and inputs necessary to establish such infrastructure may adversely affect mining feasibility.  Establishing such infrastructure will, in any event, require significant financing, identification of adequate sources of raw materials and supplies and necessary approvals from national and regional governments, none of which can be assured.

Risks Associated With Mining

Entrée’s properties are in the exploration and development stages.  There is no assurance that Entrée can establish the existence of any Mineral Reserves on any of its properties in commercially exploitable quantities.

Mineral Reserves have been established on the Hugo North Extension of the Lookout Hill Property.  Mineral Resources have been outlined on the Heruga deposit at Lookout Hill and the Ann Mason Deposit in Nevada.  Until and unless Entrée establishes further Mineral Reserves in economically exploitable quantities, it cannot earn any revenues from operations and if it does not do so it will lose all of the funds that it has expended on exploration.  If it does not discover any Mineral Reserve in a commercially exploitable quantity, Entrée’s business may fail.

The probability of an individual prospect ever having a Mineral Reserve that meets the requirements of the definition is extremely remote.  In all probability its mineral resource property does not contain any Mineral Reserve and any funds that Entrée spend on exploration will probably be lost.

Even if Entrée does eventually discover a Mineral Reserve on one or more of its properties, there can be no assurance that Entrée will be able to develop its properties into producing mines and extract those Mineral Reserves.  Both mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, for example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices.  Most of these factors will be beyond Entrée’s control, and any of them could increase costs and make extraction of any identified Mineral Reserve unprofitable.

Mineral operations are subject to applicable law and government regulation.  Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource.  If we cannot exploit any mineral resource that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, water rights, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  There can be no assurance that Entrée will be able to obtain or maintain any of the permits required for the continued exploration of its mineral properties or for the construction and operation of a mine on its properties at economically viable costs.  If Entrée cannot accomplish these objectives, its business could fail.

Entrée believes that it is in compliance with all material laws and regulations that currently apply to its activities but there can be no assurance that Entrée can continue to do so.  Current laws and regulations could be amended and Entrée might not be able to comply with them, as amended.  Further, there can be no assurance that Entrée will be able to obtain or maintain all permits necessary for its future operations, or that it will be able to obtain them on reasonable terms.  To the extent such approvals are required and are not obtained, Entrée may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.

Environmental hazards unknown to Entrée which have been caused by previous or existing owners or operators of the properties may exist on the properties in which Entrée holds an interest.

In Mongolia, Entrée is required to deposit 50% of its proposed reclamation budget with the local Soum Governor’s office (a soum is the local Mongolian equivalent of a township or district) which will be refunded only on acceptable completion of land rehabilitation after mining operations have concluded.  Even if Entrée relinquishes its licenses, Entrée will still remain responsible for any required reclamation.

In the US, exploration companies are required to apply to federal and state authorities for a work permit that specifically details the proposed work program.  A reclamation bond based on the amount of surface disturbance may be requested prior to the issuance of the appropriate permit.

If Entrée establishes the existence of additional Mineral Reserve on any of its properties in a commercially exploitable quantity, Entrée will require additional capital and may need to acquire additional lands in order to develop the property into a producing mine.  If Entrée cannot raise this additional capital or acquire additional lands, Entrée will not be able to exploit the resource, and its business could fail.

If Entrée establishes additional Mineral Reserves in commercially exploitable quantities on any of its properties, Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure.  Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis.  If Entrée cannot raise the necessary capital or complete the necessary facilities and infrastructure, its business may fail.

Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée’s properties.  There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

Mineral exploration and development is subject to extraordinary operating risks.  Entrée does not currently insure against these risks.  In the event of a cave-in or similar occurrence, its liability may exceed its resources, which would have an adverse impact on Entrée.

Mineral exploration, development and production involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Entrée’s operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which Entrée cannot insure or against which Entrée may elect not to insure.  Any such event could result in work stoppages and damage to property, including damage to the environment.  Entrée does not currently maintain any insurance coverage against these operating hazards.  The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on Entrée.

Climatic Conditions can affect operations.

Mongolia's weather varies to the extremes, with summer temperatures ranging up to 35° Celsius or more to winter lows of minus 31° Celsius.  Such adverse conditions often preclude normal work patterns and can severely limit exploration and mining operations, usually making work difficult from November through to March.  Although good project planning can ameliorate these factors, unseasonable weather can upset programs with resultant additional costs and delays.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Entrée expects to derive revenues, if any, from the extraction and sale of precious and base metals such as gold, silver, molybdenum, and copper.  The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Entrée’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  Mongolian law requires the sale or export of gold mined in Mongolia to be made through the Central Bank of Mongolia and/or other authorised entities at world market prices.  The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of its exploration projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that Entrée will continue to be successful in acquiring mineral claims.  If Entrée cannot continue to acquire properties to explore for Mineral Resources, Entrée may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely unintegrated.  Entrée competes with other exploration companies looking for mineral resource properties and the resources that can be produced from them.  While Entrée competes with other exploration companies in the effort to locate and license mineral resource properties, Entrée does not compete with them for the removal or sale of mineral products from its properties if Entrée should eventually discover the presence of them in quantities sufficient to make production economically feasible.  Readily available markets exist worldwide for the sale of gold and other mineral products.  Therefore, Entrée will likely be able to sell any gold or mineral products that Entrée identifies and produces.

Entrée competes with many companies possessing greater financial resources and technical facilities.  This competition could adversely affect its ability to acquire suitable prospects for exploration in the future.  Accordingly, there can be no assurance that Entrée will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Entrée’s title to its resource properties may be challenged by third parties or the licences that permit Entrée to explore its properties may expire if Entrée fails to timely renew them and pay the required fees.

Entrée has investigated the status of its title to the Shivee Tolgoi and Javhlant mining licences and Entrée is satisfied that the title to these licenses is properly registered in the name of Entrée LLC, and that these licenses are currently in good standing.  The Company has investigated the status of its title to the claims comprising the Ann Mason property and have found the claims to be in good standing.

Entrée cannot guarantee that the rights to explore its properties will not be revoked or altered to its detriment.  The ownership and validity of mining claims and concessions are often uncertain and may be contested.  In Mongolia, should such a challenge to the boundaries or registration of ownership arise, the Government of Mongolia may declare the property in question a special reserve for up to three years to allow resolution of disputes or to clarify the accuracy of its mining license register.

Entrée is not aware of challenges to the location or area of any of the mining concessions and mining claims in any of the jurisdictions in which it operates.  There is, however, no guarantee that title to the claims and concessions will not be challenged or impugned in the future.  If Entrée fails to pay the appropriate annual fees or if Entrée fails to timely apply for renewal, then these licenses may expire or be forfeit.

Development of the property that is subject to the Entrée-Ivanhoe Joint Venture may be delayed by Ivanhoe Mines in favour of development of the Oyu Tolgoi Project.

Ivanhoe Mines has earned between a 70 and 80% interest in the Joint Venture Property, depending on the depth at which minerals are extracted.  Ivanhoe Mines has effective control of the development of both the Oyu Tolgoi Project, which it owns outright, and the Joint Venture Property, in which Entrée will maintain an interest.  The development of the Joint Venture Property may be adversely affected if Ivanhoe Mines decides to delay or reduce such development in favour of the immediate or complete development of the Oyu Tolgoi Project.

Entrée’s ability to carry on business in Mongolia is subject to political and economic risk.

Entrée holds its interest in its Mongolian exploration properties through mining and exploration licences that enable it to conduct mining operations or development and exploration activities.  Notwithstanding these arrangements, Entrée’s ability to conduct mining operations or exploration and development activities is subject to changes in legislation or government regulations or shifts in political attitudes beyond Entrée’s control.  Government policy may change to discourage foreign investment, nationalisation of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented.  There can be no assurance that Entrée’s assets will not be subject to nationalisation, requisition or confiscation, whether legitimate or not, by any authority or body.  There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the value of Entrée’s original investment.  Similarly, Entrée’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, environmental legislation, mine safety and annual fees to maintain mining and exploration licences in good standing.  There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

Entrée’s business in Mongolia may be subject to legal risk.

Mongolia transitioned from state socialism and a planned economy to parliamentary democracy and a free market economy.  Much progress has been made in this transition, but much remains to be done, particularly with respect to the rule of law.  The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs.  As a result, there may be ambiguities, inconsistencies and anomalies in the agreements, licences and title documents through which Entrée holds its interests in Mongolia, or the underlying legislation upon which those interests are based.  Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary or unfair manner, while legal remedies may be uncertain, delayed or unavailable.  For decades Mongolians have looked to politicians and bureaucrats as the sources of the “law”.  This has changed in theory, but often not in practice.  With respect to most day-to-day activities in Mongolia, government civil servants interpret, and often effectively make, the law.  This situation is gradually changing but at a relatively slow pace.  While Entrée believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

Recent and future amendments to Mongolian laws could adversely affect Entrée’s mining rights or make it more difficult or expensive to develop the project and carry out mining.

In 2009, the Mongolian parliament implemented revisions to four key laws to facilitate completion of negotiations regarding the Investment Agreement.  These revisions continue to preserve the substance of the original Minerals Law, which was drafted in 1997 with the assistance of Western legal experts and is widely regarded as progressive, internally consistent and effective legislation.  Some of the revisions made since 1997 have increased the potential for political interference and weakened the rights of mineral holders in Mongolia but changes made in 2009 have eased some of these concerns.  A number of the provisions will require further clarification from the Government about the manner in which the Government intends to interpret and apply the relevant law, which could have a significant effect on Entrée’s Mongolian properties.  The Mongolian government has, in the past, expressed its strong desire to foster, and has to date protected the development of, an enabling environment for foreign investment.  However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they become law or official government policy.  The Oyu Tolgoi Project (and with it the Hugo North Extension and the Heruga deposit on the Entrée-Ivanhoe Joint Venture) has a high profile among the citizens of Mongolia and, as a burgeoning democracy, Mongolia has demonstrated a degree of political volatility in the past.  Accordingly, until these issues are addressed and clarified, there can be no assurance that the present government or a future government will refrain from enacting legislation or adopting government policies that are adverse to the interest of Ivanhoe Mines or Entrée or that impair Ivanhoe Mines’ ability to develop and operate the Oyu Tolgoi Project on the basis presently contemplated.

Entrée may be unable to enforce its legal rights in certain circumstances.

In the event of a dispute arising at or in respect of, Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions.  Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.

Entrée may experience difficulties with its joint venture partners.

Ivanhoe Mines has earned an interest in the Joint Venture Property from Entrée.  Ivanhoe Mines and Entrée have formed a joint venture and Ivanhoe Mines has effective control of the development of the Joint Venture Property.

Entrée is not presently a party to the Investment Agreement.  Although Ivanhoe Mines has agreed under the terms of an equity participation and earn-in agreement dated October 15, 2004, between Ivanhoe Mines and Entrée, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement, unless and until Entrée becomes a party to the Investment Agreement or otherwise receives confirmation from the Government of Mongolia, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to taxes payable.  In order to become a party to the Investment Agreement, the Government of Mongolia may require Entrée or the Entrée-Ivanhoe Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-Ivanhoe Joint Venture or the scope of the lands to be covered by the Investment Agreement.

Entrée may in the future enter into additional joint ventures in respect of other properties with third parties.  Entrée is subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project and possible litigation between the participants regarding joint venture matters.  These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition.

Risks Related To Our Company

Entrée has a limited operating history on which to base an evaluation of its business and prospects.

Although Entrée has been in the business of exploring mineral resource properties since 1995, Entrée has only recently established Mineral Reserves on the Hugo North Extension.   As a result, Entrée has never had any revenues from its operations.  In addition, its operating history has been restricted to the acquisition and exploration of its mineral properties Entrée anticipates that it will continue to incur operating costs without realising any revenues during the period when Entrée is exploring its properties.  During the twelve months ending December 31, 2010, Entrée expects to spend approximately C$15 million on the maintenance and exploration of its mineral properties and the operation of Entrée.  Entrée therefore expects to continue to incur significant losses into the foreseeable future.  Entrée recognises that if it is unable to generate significant revenues from mining operations and any dispositions of its properties, Entrée will not be able to earn profits or continue operations.  At this early stage of its operation, Entrée also expects to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start-up stage of their business development.  Entrée cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a materially adverse effect on its financial condition.  There is no history upon which to base any assumption as to the likelihood that Entrée will prove successful and Entrée can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

The integration of the Company and PacMag will present special challenges and risks which could have an adverse effect on expenses and operating results.

Entrée’s June 30, 2010 acquisition of PacMag involves the integration of companies that previously operated independently.  The acquisition will present challenges to management, including the integration of the operations, systems and technologies of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention, operational interruptions and the loss of key personnel.  The difficulties which management encounters in the transition and integration processes could have an adverse effect on the level of expenses and operating results of the Company.

The fact that Entrée has not earned any operating revenues since its incorporation raises substantial doubt about its ability to continue to explore its mineral properties as a going concern.

Entrée has not generated any revenue from operations since its incorporation and Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to identify a Mineral Reserve in a commercially exploitable quantity on one or more of its mineral properties and it builds and operates a mine.  As at June 30, 2010, Entrée had working capital of approximately C$30 million.  Entrée estimates its average monthly operating expenses to be approximately C$1.2 million, including exploration, general and administrative expenses and investor relations expenses.  As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months. If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources.  As Entrée cannot assure a lender that Entrée will be able to successfully explore and develop its mineral properties, Entrée will probably find it difficult to raise debt financing.  Entrée has traditionally raised its operating capital from sales of equity, but there can be no assurance that Entrée will continue to be able to do so.  If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, Entrée may be forced to delay, scale back, or eliminate its exploration activities.  If any of these actions occurs, there is a substantial risk that Entrée’s business could fail.

Current global financial conditions may adversely impact operations and the value and price of the Entrée Shares.

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.  These factors may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée.  If these increased levels of volatility and market turmoil continue, Entrée’s operations could be adversely impacted and the value and the price of the Entrée Shares could be adversely affected.

As a result of their existing shareholdings and pre-emptive rights, Ivanhoe Mines and Rio Tinto each have the ability to significantly influence Entrée’s business and affairs.

The shareholding of each of Ivanhoe Mines and Rio Tinto in Entrée together with the right of Rio Tinto to maintain its shareholding with its pre-emptive right, give each of Ivanhoe Mines and Rio Tinto the voting power to significantly influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets.  In addition, Ivanhoe Mines has operational control over the Entrée-Ivanhoe Joint Venture Property.  Ivanhoe Mines also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Lookout Hill West which is not subject to the Entrée-Ivanhoe Joint Venture.  The share position in Entrée of each of Ivanhoe Mines and Rio Tinto and the other rights of each may have the effect of delaying, deterring or preventing a transaction involving a change of control of Entrée in favour of a third party that otherwise could result in a premium in the market price of the Entrée Shares in the future.

Entrée’s Articles and indemnity agreements between Entrée and some of its officers and directors indemnify its officers and directors against costs, charges and expenses incurred by them in the performance of their duties.

Entrée’s Articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of Entrée’s other officers or directors or for any other loss, damage or expense incurred by Entrée which shall happen in the execution of the duties of such officers or directors, as do indemnity agreements between Entrée and some of its officers and directors.  Such limitations on liability may reduce the likelihood of derivative litigation against Entrée’s officers and directors and may discourage or deter Entrée Shareholders from suing its officers and directors based upon breaches of their duties to Entrée, though such an action, if successful, might otherwise benefit Entrée and its shareholders.

Investors' interests in Entrée will be diluted and investors may suffer dilution in their net book value per Entrée Share if Entrée issues employee/director/consultant options or if Entrée issues additional Entrée Shares to finance its operations.

Entrée has not ever generated revenue from operations.  Entrée is currently without a source of revenue and will most likely be required to issue additional Entrée Shares to finance its operations and, depending on the outcome of its exploration programs, may issue additional Entrée Shares to finance additional exploration programs of any or all of its projects or to acquire additional properties.  Entrée may also in the future grant to some or all of its directors, officers, consultants, and employees options to purchase Entrée Shares as non-cash incentives to those persons.  Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX and its stock option plan, when the public market is depressed.  The issuance of any equity securities could, and the issuance of any additional Entrée Shares will, cause its existing shareholders to experience dilution of their ownership interests.

If Entrée issues additional Entrée Shares or decides to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in Entrée will be diluted and investors may suffer dilution in their net book value per Entrée Share depending on the price at which such securities are sold.  As at December 31, 2009 Entrée had outstanding options exercisable into 10,907,800 Entrée Shares which, if exercised as at November 1, 2010 would represent approximately 9.59% of its issued and outstanding shares.  If all of these warrants and options are exercised and the underlying shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of Entrée Shares.

Earnings and Dividend Record.

Entrée has no earnings or dividend record.  Entrée has not paid dividends on the Entrée Shares since incorporation and do not anticipate doing so in the foreseeable future.  Entrée does not generate any cash flow from operations and does not expect to do so in the foreseeable future.

Conflicts of Interest.

Certain of Entrée’s officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  Entrée’s directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities.  In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.  In determining whether or not Entrée will participate in any project or opportunity, the directors will primarily consider the degree of risk to which Entrée may be exposed and its financial position at that time.

Dependence on Key Management Employees.

The nature of its business, its ability to continue its exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and there can be no assurance that Entrée will be able to attract and retain such personnel.  Its development now and in the future will depend on the efforts of key management figures, such as Gregory Crowe and Robert Cann.  The loss of any of these key people could have a material adverse effect on Entrée’s business.  Entrée does not currently maintain key-man life insurance on any of its key employees.

Limited Ability to Hedge or Engage in Forward Sales.

While Mongolian law allows a company, by various applications and processes, to export and sell its own gold production, in practice, this is a difficult matter, with the result that Entrée will have limited ability to engage in forward sales of, or to hedge, any future gold production.

Fluctuations in Currency Exchange Rates.

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than United States dollars, may significantly impact Entrée’s financial position and results.  Entrée faces risks associated with fluctuations in Canadian, U.S., Chinese, Australian, Peruvian and Mongolian currencies.

Risk Associated With Our Common Stock

Because Entrée does not intend to pay any dividends on the Entrée Shares, investors seeking dividend income or liquidity should not purchase Entrée Shares.

Entrée does not currently anticipate declaring and paying dividends to its shareholders in the near future.  Entrée’s current intention is to apply net earnings, if any, in the foreseeable future to increase its working capital.  Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase Entrée Shares.  Entrée currently has no revenue and a history of losses, so there can be no assurance that Entrée will ever have sufficient earnings to declare and pay dividends to the holders of Entrée Shares, and in any event, a decision to declare and pay dividends is at the sole discretion of the Entrée Board, which currently does not intend to pay any dividends on Entrée Shares for the foreseeable future.

Entrée believes that it was a passive foreign investment company during 2009, which may have a material effect on U.S. holders.

Entrée believes it was a “passive foreign investment company” (“PFIC”) during the year ended 31 December 2009 and may be a PFIC for subsequent tax years, which may have a material effect on U.S. Shareholders (“US Holders”).  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat Entrée as a “qualified electing fund” or “QEF” under Section 1295 of the Code (“QEF Election”) or a mark-to-market election under Section 1296 of the Code (“Mark-to-Market Election”).  Upon written request by a U.S. Holder, Entrée will make available the information necessary for such U.S. Holder to make QEF Elections with respect to Entrée.  Additional adverse rules would apply to U.S. Holders for any year Entrée is a PFIC and Entrée owns or disposes of shares in another corporation which is a PFIC.

DIVIDENDS

We have not declared any dividends on our common stock since the inception of our Company on July 19, 1995.  There is no restriction in our Articles that will limit our ability to pay dividends on our common stock.  However, we do not anticipate declaring and paying dividends to our shareholders in the near future.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value, of which 113,799,918 are issued and outstanding at November 1, 2010.  Each common share is entitled to one vote.  All common shares of the Company rank equally as to dividends, voting power and participation in assets.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds.  Provisions as to modification, amendments or variation of such rights or such provisions are contained in the British Columbia Business Corporations Act and the Company’s Articles.

MARKET FOR SECURITIES

Our common shares were traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006 we began trading on the TSX.  Our symbol is "ETG" and our CUSIP number is 29383-100.  Our common shares are also traded on the NYSE Amex, formerly the American Stock Exchange, under the symbol EGI and on the Frankfurt Stock Exchange under the symbol EKA (WKN:121411).

Trading history

The Common Shares are listed and posted for trading on the TSX under the symbol “ETG”, the NYSE Amex under the symbol “EGI” and the FSE under the symbol “EKA”.  The following tables sets forth, for the periods indicated over the 12 months prior to the date of this Prospectus, the price range and volumes traded or quoted on the TSX (as reported by the TSX) and the NYSE Amex (as reported by NYSE Amex):

TSX
	High Cdn$	Low Cdn$	Close Cdn$	Volume
October 2010	3.02	2.61	2.64	1,677,571
September 2010	3.14	2.41	2.98	4,081,830
August 2010	3.53	2.14	2.49	1,043,578
July 2010	2.50	1.85	2.21	1,977,606
June 2010	2.33	1.85	2.00	1,423,629
May 2010	2.77	1.89	2.28	2,606,124
April 2010	3.20	2.71	2.75	2,258,981
March 2010	3.01	2.62	2.92	2,206,699
February 2010	3.19	2.53	2.70	1,647,358
January 2010	3.59	2.74	2.78	3,910,754
December 2009	2.69	2.34	2.55	1,814,459
November 2009	2.93	2.46	2.59	2,332,294
October 2009	3.40	2.45	2.63	4,226,337

NYSE Amex
	High Cdn$	Low Cdn$	Close Cdn$	Volume
October 2010	2.98	2.55	2.58	3,824,980
September 2010	3.05	2.12	2.88	6,721,419
August 2010	2.47	2.06	2.34	3,329,963
July 2010	2.36	1.58	2.16	4,645,454
June 2010	2.24	1.80	1.85	4,423,838
May 2010	2.74	1.76	2.18	6,180,521
April 2010	3.19	2.67	2.71	4,448,089
March 2010	3.00	2.59	2.89	3,581,339
February 2010	3.07	2.35	2.58	3,087,448
January 2010	3.49	2.47	2.60	6,765,407
December 2009	2.59	2.20	2.43	2,975,945
November 2009	2.78	2.32	2.44	4,116,326
October 2009	3.11	2.30	2.43	6,429,609

The price of the Company’s common shares as reported by the TSX at the close of the business on December 31, 2009 was C$2.55 per share and on November 1, 2010 was C$2.59 per share.

Our common shares are issued in registered form.  Computershare Investor Services Inc. is the registrar and transfer agent for our common shares.

On November 1, 2010, the shareholders' list for our common shares showed 1,393 registered shareholders and 113,799,918 common shares outstanding.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options.  Since the beginning of the most recently completed financial year, stock options to purchase an aggregate 3,622,500 common shares were granted.  The following table outlines the details of each grant:

Number of Options	Exercise Price (CDN$)	Grant Date
50,000	1.07	January 8, 2009
1,730,000	1.32	February 12, 2009
1,842,500	2.60	December 22, 2009
300,000	2.34	September 22, 2010

ESCROWED SECURITIES

There were no escrowed securities at December 31, 2009.

DIRECTORS AND OFFICERS

The Company’s current Board of Directors consists of six directors.  The term of office for each director expires at the annual general meeting subsequent to that at which he or she was elected.  The following is a brief account of the education and business experience of each director and executive officer during the last five years, indicating each person’s principal occupation during the period, and the name and principal business of the organization by which he was employed or with which he is/was involved as an officer, director or beneficial owner of securities with more than a 10% voting position.

Gregory G. Crowe, President, Chief Executive Officer and Director

Mr. Crowe has been a director and President of the Company since July 3, 2002 and has been Chief Executive Officer of the Company since July 16, 2003.

Mr. Crowe was self-employed from 1997 to 2002, providing exploration and management services for junior resource companies.  Mr. Crowe is currently a director of Acrex Ventures Ltd.

Mr. Crowe is a professional geologist with more than 25 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia.  Prior to joining the Company, Mr. Crowe was a senior executive with Acrex Ventures Ltd., a junior resource company active in Ontario, and co-founder and President of Azimuth Geological Inc., a private consulting company specializing in exploration and management services for junior and major mining companies such as Rio Algom Ltd., the Prime Group and Westmin Resources Limited.  Mr. Crowe also worked for Yuma Copper Corp. from 1994 to 1997, where he was instrumental in transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two mines in Chile.

Mr. Crowe obtained a Bachelor of Geology degree from Carlton University and a Master of Geology degree from the University of Calgary.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Prospectors and Developers Association of Canada.

Mark H. Bailey, Director

Mr. Bailey has been a director of the Company since June 28, 2002.

Mr. Bailey is an exploration geologist with more than 34 years of industry experience.  Since 1995, he has been the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company whose shares are listed for trading on the Toronto Stock Exchange and the NYSE Amex.  Minefinders has discovered more than 4 million ounces of gold and 165 million ounces of silver over the past six years and recently put the Dolores Mine in Mexico into production.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.  Mr. Bailey is a highly respected industry veteran, renowned for his technical competence and strong ability to maximize exploration programs and budgets.  Mr. Bailey is also currently a director of Minefinders, Dynasty Metals & Mining Inc. and Northern Lion Gold Corp.

Lindsay R. Bottomer, Vice-President, Business Development and Director

Mr. Bottomer has been a director of the Company since June 28, 2002 and became Vice-President, Corporate Development on October 16, 2005.

Mr. Bottomer is a professional geologist with more than 38 years experience in global mineral exploration and development with major and junior mining companies, the last 21 years based in Vancouver, BC.  Currently, he is Vice-President, Corporate Development with Entrée Gold Inc.  He was formerly President and Chief Executive Officer of Silver Quest Resources Ltd., a public company focused on gold and silver exploration in Canada.  Mr. Bottomer has also served as Vice-President Exploration with IMA Exploration Inc., Director of Canadian Exploration with Echo Bay Mines Ltd., and Vice-President of New Projects with Prime Equities International.  Mr. Bottomer is also currently a director of Alita Resources Ltd., BCM Resources Corporation, Richfield Ventures Corp., Rochester Resources Ltd., Stratabound Minerals Corp. and Yale Resources Ltd.

Mr. Bottomer obtained a Bachelor of Science (Honours) degree in geology from the University of Queensland and a Master of Applied Science degree from McGill University.  Mr. Bottomer is a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Australasian Institute of Mining and Metallurgy.  He is also Past President of the British Columbia and Yukon Chamber of Mines and served for six years from 2002 to 2008 as an elected councillor on the Association of Professional Engineers and Geoscientists of British Columbia.

James L. Harris, Chairman and Director

Mr. Harris has been a director of the Company since January 29, 2003 and was appointed non-executive Chairman on March 15, 2006.

Mr. Harris is a corporate, securities and business lawyer with over 30 years experience in British Columbia and internationally.  He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance.  Clients have included public companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, the OTC Bulletin Board and NASDAQ.  Involved in a number of professional and community activities, Mr. Harris has been an instructor at the Professional Legal Training Course for articling students sponsored by the Law Society of British Columbia on the subject of corporate and securities law.  Mr. Harris was also a Founding Member of the Legal Advisory Committee of the Vancouver Stock Exchange.  Mr. Harris has completed the Directors’ Education Program of the Institute of Corporate Directors and is an Institute-certified Director.  Mr. Harris has also completed a graduate course in business at the London School of Economics.

Peter G. Meredith, Director

Mr. Meredith has been a director of the Company since November 24, 2004.  He was nominated by Ivanhoe Mines as its representative on the Company’s Board, as per the terms of an Equity Participation and Earn-in Agreement effective November 9, 2004, between the Company and Ivanhoe Mines.

Mr. Meredith is a seasoned executive with a strong background in corporate management and in key facets of the mining industry, including exploration, mine construction, financing and operations.  Mr. Meredith is Ivanhoe Mines' deputy chairman, overseeing the company's business development and corporate relations.  Mr. Meredith joined the Ivanhoe Group in 1996 and was chief financial officer of Ivanhoe Mines prior to his appointment as deputy chairman.  He is Chairman of SouthGobi Energy Resources.  Mr. Meredith is also currently a director of Great Canadian Gaming Corporation, Ivanhoe Energy Inc., Ivanhoe Mines Ltd., and Ivanhoe Australia Ltd.

Prior to joining Ivanhoe, Mr. Meredith, a Chartered Accountant and a Certified Management Accountant, was a partner and director of Deloitte & Touche, one of the largest accounting and management consulting firms in the world.  Mr. Meredith has over 35 years of experience as a business advisor, specializing in regulatory compliance and corporate finance.  He is also a member of the Canadian Institute of Chartered Accountants.

The Rt. Honourable Lord Howard of Lympne, Deputy Chairman and Director

Lord Howard has been a director of the Company since May 16, 2007 and was appointed non-executive Deputy Chairman on the same day.

The Rt. Honourable Lord Howard of Lympne has been a director of the Company since May 16, 2007 and was appointed non-executive Deputy Chairman on the same day.

He is the former leader of the Conservative Party in Britain, a distinguished lawyer, and served as a Member of Parliament in Britain for 27 years. He filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment, as well as Shadow Foreign Secretary and then Shadow Chancellor. After his retirement from the House of Commons at the 2010 General Election, Mr. Howard was created a Life Peer.  Lord Howard is currently a director of Orca Exploration Group and Helphire Group plc.

Hamish Malkin, Chief Financial Officer

Mr. Malkin has been Chief Financial Officer of the Company since July 16, 2003 and was Corporate Secretary from August 7, 2003 to May 1, 2006. Mr. Malkin is a Chartered Accountant and a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia.  Prior to joining Entree, Mr. Malkin held senior financial positions in the mining, entertainment and commercial real estate industries.

Robert M. Cann, Vice-President, Exploration

Mr. Cann has been the Company’s Exploration Manager since July, 2002 and was appointed to the position of Vice-President, Exploration on August 11, 2005.

Mr. Cann has been in charge of the start-up and management of all of the Company’s support operations and exploration projects in Mongolia since July, 2002.  He has extensive experience in project management, geological consulting and office management.  Prior to joining the Company, Mr. Cann was Exploration Manager for Spokane/Sand River Resources in Chihuahua, Mexico, from 1999 to 2000.  From 1995 through 1999, Mr. Cann worked as an independent consulting geologist for various companies contemplating property acquisitions in Honduras, Mexico, Peru and Nevada. Mr. Cann holds a Master of Science degree in Economic Geology from the University of British Columbia and is a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Canadian Institute of Mining and Metallurgy (CIMM) and the Society of Economic Geologists.

Mona M. Forster, Vice President, Corporate Affairs and Corporate Secretary

Ms. Forster joined the Company as Business Manager in October 2003, was appointed Corporate Secretary in May 2006 and appointed Vice President on November 28, 2007.

Ms. Forster has over 20 years of experience in administration and management, primarily in the mining industry.  She holds an MBA from Simon Fraser University and is currently an elected director and Vice-Chair of the Association for Mineral Exploration British Columbia.  She is also an appointed member of the BC Mineral Exploration and Mining Labour Market Task Force, a government-industry task force struck in 2007 to address the need for skilled and qualified workers within the mining industry in BC.

Susan McLeod, Vice President Legal Affairs

Ms. McLeod joined the Company as Vice President, Legal Affairs on September 22, 2010.

Ms. McLeod has been practicing law in Vancouver, Canada since 1997.  She has worked as outside counsel to public companies engaged in international mineral exploration and mining.  She has advised clients with respect to corporate finance activities, mergers and acquisitions, corporate governance and continuous disclosure matters, and mining-related commercial agreements.  Ms. McLeod holds a B.Sc. and an LLB from the University of British Columbia, and is a member of the Law Society of British Columbia.

The table below sets out further particulars (stated as of December 31, 2009) required to be disclosed in this item:

Name and municipality of residence	No. of common shares beneficially owned, directly or indirectly, or controlled(2).	No. of securities held on a fully-diluted basis(1)
Gregory Crowe Bowen Island, British Columbia, Canada	1,427,406	Shares: 1,427,406 Warrants: 0 Stock options:1,100,000 Total: 2,527,406
Mark H. Bailey Bellingham, Washington, U.S.A.	467,922	Shares: 467,922 Warrants: 0 Stock options:980,000 Total: 1,447,922
Lindsay Bottomer North Vancouver, British Columbia, Canada	423,957	Shares: 423,957 Warrants: 0 Stock options:990,000 Total: 1,413,957
James L. Harris West Vancouver, British Columbia, Canada	274,000	Shares: 274,000 Warrants: 0 Stock options:1,010,000 Total: 1,284,000
Peter Meredith Vancouver, British Columbia, Canada	Nil	Shares: 0 Warrants: 0 Stock options:855,000 Total: 855,000
Michael Howard London, UK	103,000	Shares: 103,000 Warrants: 0 Stock options:1,010,000 Total: 1,113,000
Hamish Malkin Bowen Island, British Columbia, Canada	Nil	Shares: 35,664 Warrants 0 Stock options640,000 Total: 675,664
Robert M. Cann Nanaimo, British Columbia Canada	95,197	Shares: 95,197 Warrants: 0 Stock options:715,000 Total: 810,197
Mona M. Forster Vancouver, British Columbia Canada	89,486	Shares: 89,486 Warrants: 0 Stock options:685,000 Total: 774,486

(1)   As at December 31, 2009
(2)
Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding securities.

The table below sets out further particulars (stated as of November 1, 2010) required to be disclosed in this item:

Name and municipality of residence	No. of common shares beneficially owned, directly or indirectly, or controlled(2).	No. of securities held on a fully-diluted basis(1)
Gregory Crowe Bowen Island, British Columbia, Canada	1,373,820	Shares: 1,373,820 Warrants: 0 Stock options:860,000 Total: 2,233,820
Mark H. Bailey Bellingham, Washington, U.S.A.	317,922	Shares: 317,922 Warrants: 0 Stock options:730,000 Total: 1,297,922
Lindsay Bottomer North Vancouver, British Columbia, Canada	485,385	Shares: 485,385 Warrants: 0 Stock options:690,000 Total: 1,175,385
James L. Harris West Vancouver, British Columbia, Canada	391,714	Shares: 391,714 Warrants: 0 Stock options:760,000 Total: 1,151,714
Peter Meredith Vancouver, British Columbia, Canada	52,270	Shares: 52,270 Warrants: 0 Stock options:630,000 Total: 682,270
Michael Howard London, UK	103,000	Shares: 103,000 Warrants: 0 Stock options:1,010,000 Total: 1,113,000
Hamish Malkin Bowen Island, British Columbia, Canada	45,555	Shares: 45,555 Warrants 0 Stock options515,000 Total: 960,555
Robert M. Cann Nanaimo, British Columbia Canada	92,225	Shares: 92,225 Warrants: 0 Stock options:490,000 Total: 582,225
Mona M. Forster Vancouver, British Columbia Canada	108,074	Shares: 108,074 Warrants: 0 Stock options:510,000 Total: 618,074
Susan McLeod West Vancouver, British Columbia Canada		Shares: 0 Warrants: 0 Stock options:300,000 Total: 300,000
(1)	As at November 1, 2010.
(2)
Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding securities.

To the best of the Company’s knowledge as at November 1, 2010, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 2,969,965 common shares (not including common shares issuable upon exercise of stock options) representing 2.64% of the then outstanding common shares.

Standing Committees of the Board of Directors

The standing committees of the Board are the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee (which replaces the Nominating Committee) and the Technical Committee.

Audit Committee

The Audit Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for audit committee members.  The members of the Audit Committee are Mark Bailey, Michael Howard and Peter G. Meredith (chairman). All members of the Audit Committee are financially literate. Relevant education and experience for members of the Audit Committee is listed under their profiles on Pages 44-46.

The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the Board and the Company’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management discussion and analysis and news releases with respect to the Company’s financial performance before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

Audit Fees

The following table shows the aggregate fees billed to the Company by its external auditor in each of the last two years.

Audit Fees	2009	2008
Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect of quarterly filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and US securities filings.	$122,189	$192,775
Audit Related Fees
Tax Fees	23,703	31,478
Tax compliance, taxation advice and tax planning for international operations.	-	-
All other fees	-	-
	$145,892	$224,253

Compensation Committee

The Compensation Committee is comprised of three members of the Board: Michael Howard (chairman), Mark Bailey and Peter G. Meredith.

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company’s Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is appointed by the Board of Directors to: (1) assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board by identify individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (3) to recommend to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are Michael Howard, James L. Harris (chairman) and Peter G. Meredith.

Technical Committee

The Technical Committee consists of Mark Bailey, Lindsay Bottomer and Gregory Crowe, each of whom is a professional geologist.  Neither Mr. Crowe, the President and Chief Executive of the Company, nor Mr. Bottomer, the Vice-President, Corporate Development of the Company, is an independent director.  The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board of Directors itself) during intervals between meetings of the Board of Directors pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

Certain of our officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any of our projects or opportunities.  In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.  In determining whether or not we will participate in any project or opportunity, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

PROMOTERS

Not applicable

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Not applicable

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Not applicable

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc. at its offices in Vancouver and Toronto is both the transfer agent and registrar for the Company.  Their address is 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3G9, Telephone:  (604) 689-9853, Facsimile: (604) 689-8144.

MATERIAL CONTRACTS

1.	Scheme Implementation Agreement effective November 28, 2009 between Entree Gold Inc. and PacMag Metals Limited and amended by Deed of Variation, dated April 13, 2010

Under a Scheme Implementation Agreement dated November 28, 2009 between Entrée and PacMag Metals Limited (“PacMag”), Entree and PacMag have agreed to implement has Australian Schemes of Arrangement under which Entrée will acquire all of the issued shares and options of PacMag.   The consideration payable by Entrée for each PacMag share will consist of 0.01018 Entree Shares and C$0.0415 per PacMag Share.  Similar consideration will be payable for each PacMag option as detailed in the Scheme Implementation Agreement.  Entrée expects the aggregate consideration payable by Entrée for all of the PacMag shares and options will be approximately 15 million Entrée Shares and C$6,343,500.   Closing of the Schemes of Arrangement are subject to a number of customary conditions, including an independent expert’s report concluding that the Share Scheme is in the best interest of PacMag shareholders and that the Option Scheme is in the best interests of Scheme Optionholders, receipt of required approval from regulators and Australian court approvals, as well as approval by PacMag shareholders of the Share Scheme and Scheme Optionholders of the Option Scheme. The Scheme Implementation Agreement also contains provision for payment by either party to the other party in certain circumstances of a break fee of C$350,000.  The Scheme Implementation Agreement also provides that the maximum liability of either party to the other party in connection with the Scheme Implementation Agreement is C$350,000.

2.	Joint Venture Agreement deemed effective June 30, 2008 between Entrée Gold Inc. and Ivanhoe Mines Mongolia Inc. XXK (now known as Oyu Tolgoi LLC)

Pursuant to the Equity Participation and Earn-In Agreement dated October 15, 2004, as amended on November 9, 2004 and assigned on March 15, 2005 (the “Earn-In Agreement”), a joint venture was deemed to be formed on June 30, 2008 and the parties were required to enter into a joint venture agreement in the form attached to the Earn-In Agreement as Appendix A (the “Joint Venture Agreement”).  Upon entering into the Joint Venture Agreement, the Earn-in Agreement terminated, except for certain parts which expressly survived the termination.

The Joint Venture Agreement governs the parties’ activities on the Entrée-Ivanhoe Project Property, including exploration, acquisition of additional real property and other interests, evaluation of, and if justified, engaging in development and other operations, engaging in marketing products, and completing and satisfying all environmental compliance and other continuing obligations affecting the Entrée-Ivanhoe Project Property.  The term of the Joint Venture Agreement is 20 years and for so long thereafter as the parties are engaged in activities on the Entrée-Ivanhoe Project Property.

The Joint Venture Agreement provides for the formation of a management committee, with two Entrée and two Ivanhoe Mines representatives.  Entrée and Ivanhoe Mines each have a number of votes in proportion to its participating interest.  Decisions are made by a simple majority vote.  Ivanhoe Mines is currently the manager, and as such is entitled to break any tie votes.  The Joint Venture Agreement provides that Ivanhoe will, if requested by Entrée, contribute Entrée’s portion of funds for approved programs and budgets.  The contribution will be treated as a loan, and will be repayable by Entrée from 90% of the available cash flow arising from the sale of products.

Ivanhoe Mines’ right of first refusal on the remainder of Lookout Hill is preserved in the Joint Venture Agreement.

3.	Equity Participation Agreement dated 17th June, 2005, between Entrée Gold Inc. and Kennecott Canada Exploration Inc. (“Kennecott”)

Pursuant to this agreement, Kennecott acquired 6,306,921 units of Entrée at a price of C$2.20 per unit.  Each unit comprises one common share, one share purchase warrant A (“A Warrant”) and one share purchase warrant B (“B Warrant”).  Two A Warrants entitles Kennecott to acquire an additional share for two years at a price of C$2.75.  Two B Warrants entitles Kennecott to acquire an additional share for two years at a price of C$3.00.

The agreement includes provisions pursuant to which Kennecott will be entitled to maintain its proportional equity interest in future financings by Entrée and will vote its shares in support of certain matters at meetings of Entrée’s shareholders.

In addition, Entrée agreed to give Kennecott or its affiliates a right of first refusal on its 100% owned Manlai property in southern Mongolia.

4.
Equity Participation and Earn-in Agreement dated October 15, 2004, between Entrée Gold Inc. and Ivanhoe Mines Ltd , as amended on November 9, 2004 and subsequently assigned to Ivanhoe Mines Mongolia Inc. XXK on March 1, 2005

Under the Earn-In Agreement, Ivanhoe Mines earned a 70% interest in mineralization above a depth of 560 metres on the Entrée-Ivanhoe Project Property, and an 80% interest in mineralization below that depth, by spending an aggregate $35 million on exploration.  Ivanhoe Mines completed its earn-in on June 30, 2008, at which time a joint venture was deemed to be formed and the parties were required to enter into the Joint Venture Agreement.  The Joint Venture Agreement was intended to replace the Earn-In Agreement, and the Earn-In Agreement terminated, except for certain parts that expressly survived the termination.  Those parts include provisions related to the joint venture agreement, title, tenure and related matters and arbitration.

INTEREST OF EXPERTS

Entrée’s auditor is Davidson & Company LLP, Chartered Accountants, in Vancouver, BC.  The Corporation’s audited consolidated financial statements as at and for the years ended December 31, 2009, 2008 and 2007 have been filed under National Instrument 51-102 in reliance on the report of Davidson & Company, independent registered chartered accountants, given on their authority as experts in auditing and accounting.  Davidson & Company LLP have confirmed they are independent of the Company in accordance with the rules of professional conduct of the Institute of Charted Accountants of British Columbia.

AMEC Minproc (Minproc) prepared the NI 43-101 Compliant Technical Report on Lookout Hill Project, Mongolia, with an effective date of June 9, 2010, that forms the basis of the scientific and technical disclosure regarding the Lookout Hill property a copy of which is available on SEDAR at www.sedar.com.  To the knowledge of the Company, Minproc, the principals of Minproc, the authors of the report and their respective employers as a group beneficially own, directly or indirectly, less than one percent of the outstanding common shares.

Wardrop Engineering Inc. has prepared the NI 43-101 compliant Ann Mason Project Resource Estimate, dated January 2010, that forms the basis of the scientific and technical disclosure regarding the Ann Mason property, a copy of which is available on SEDAR at www.sedar.com.  To the knowledge of the Company, Wardrop Engineering Inc. and the principals of Wardrop Engineering Inc., as a group, beneficially own, directly or indirectly, less than one percent of the outstanding common shares.

Robert M. Cann, M.Sc., P.Geo. and Entrée’s Vice-President, Exploration, is a "qualified person" as defined in National Instrument 43-101.  Mr. Cann is responsible for the preparation of technical information in Entrée’s news releases and other disclosure documents.  Mr. Cann owns 92,225 common shares of Entrée and 490,000 options to purchase common shares.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation is contained in the management information circular for the annual general meeting of the Company’s held on May 19, 2009.  Additional financial information is contained in the Company’s comparative financial statements and MD&A as at and for the years ended December 31, 2009, 2008 and 2007.  Copies of the information circular, financial statements and MD&A are available on SEDAR, and may also be obtained upon request from the Company at 1201-1166 Alberni Street, Vancouver, BC V6E 3Z3.

Additional information relating to Entrée Gold Inc. may be found on SEDAR at www.sedar.com.

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APPENDIX

TO ANNUAL INFORMATION FORM DATED MARCH 26, 2008

ENTRÉE GOLD INC.

AUDIT COMMITTEE CHARTER

As Adopted by the Board of Directors on March 20, 2008

I.   Purpose of Audit Committee of Entrée Gold Inc. (the “Company”)

The purpose of the Audit Committee (the “Committee”) is to:

1.	Assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities relating to:

(a)
the quality and integrity of the Company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the independence and qualifications of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants; and

(c)	the development and implementation of policies and processes regarding corporate governance matters.

2.	Provide an open avenue of communication between the independent accountants, the Company’s financial and senior management and the Board.

3.
Prepare any reports required to be prepared by the Committee pursuant to the rules of any stock exchange on which the Company’s shares are listed and pursuant to the rules of any securities commission or other regulatory authority having jurisdiction, whether for inclusion in the Company’s annual proxy statement or otherwise.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations.  This is the responsibility of management of the Company and the Company’s independent accountants, as well as any advisors employed by the Committee.  Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities.  Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

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II.   Composition

The Committee shall be composed of at least three directors, each of whom the Board has determined has no material relationship with the Company, is otherwise “unrelated” and satisfies the definition of “independent” as set forth by Rule 10A-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and any other applicable securities laws, rules or exchange requirements of any stock exchange upon which the Company’s securities are listed as in effect from time to time.

Exchange Act 10A-3 requires that each member of the Audit Committee must serve on the Board of Directors and satisfy independence requirements.  For the purposes of satisfying the independence requirement, Audit Committee members may not (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee1 from the Company, or of the Company’s subsidiaries; or (ii) be an affiliate of the Company or any of the Company’s subsidiaries.

Because the Company is currently a foreign private issuer, the Company may seek to take advantage of the following exemptions from the Rule 10A-3 independence requirements:”

1.
A non-executive employee of the Company may be exempt from the prohibition of accepting consulting, advisory or other compensatory fees if that employee is elected or named to the Board or Audit Committee pursuant to the Company’s governing laws or constating documents, an employee collective bargaining or similar agreement or other home country legal or listing requirement; and

2.	An Audit Committee member may be exempt from the prohibition of being an affiliate of the Company if:

(a)	The member is an affiliate of the Company or a representative of such an affiliate;

(b)	The member has only observer status on, and is not a voting member or the chair of the Audit Committee; and

(c)	The member nor the affiliate for which such member is a representative is an executive officer of the Company.

These exemptions are only available to the Company so long as it remains a foreign private issuer as defined by Exchange Act 3b-4(c).  If the Company ceases to fall within the definition of a foreign private issuer, the Company must immediately take steps to cure the any independence non-compliance within the Audit Committee.2

All members of the Committee must be financially literate, meaning that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  One or more members of the Committee shall be, in the judgment of the Board an “audit committee financial expert” as such term is defined by applicable rules and regulations.

1 Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided, however, that such compensation is not contingent upon continued service to the Company.)  This exception, however, may be overridden by AMEX and the Audit Committee should, during its routine evaluation of the effectiveness of this Charter, determine whether this exception still applies.

2 If the Company elects to take advantage of either these exemptions, the Audit Committee should periodically review its status as a foreign private issuer as defined by Exchange Act Rule 3b-4(c).  If the Company ceases to qualify as a foreign private issuer, and the Company’s securities are listed on AMEX, the Company may need to adjust its “independence” criteria to reflect the requirements set forth in the AMEX Company Guide Rule 121(A).

3

If any executive officer of the Company becomes aware of any material non-compliance with the Exchange Act Rule 10A-3 requirements, the Company must provide notification to the exchange on which its securities are listed.

If any member of the Committee ceases to be “independent”, as defined by the applicable securities laws and exchange requirements, including Exchange Act Rule 10A-3, for reasons outside that member’s reasonable control, that person, with prompt notice to the exchange on which its securities are listed, may remain an audit committee member until the earlier of the next annual meeting of the shareholders or one year from the occurrence of the event that caused the member to no longer be independent.

III.   Authority

The Committee shall have the authority to (i) retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director, employee or consultant of the Company, the Company’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries.  The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities.  Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee shall be responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters.

The Committee shall review the reports of the Chief Executive Officer and Chief Financial Officer (in connection with their required certifications for the Company’s filings with the Securities and Exchange Commission) regarding any significant deficiencies or material weaknesses in the design of operation of internal controls and any fraud that involves management or other employees of the Company who have a significant role in managing or implementing the Company’s internal controls.  During this review, the Committee should evaluate whether the internal control structure, as created and as implemented, provides reasonable assurances that transactions are recorded as necessary to permit the Company’s external auditors to reconcile the Company’s financial statements in accordance with applicable securities laws.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Audit Committee annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in or required by the rules and regulations of all relevant regulatory authorities.

The independent accountants shall submit to the Audit Committee annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

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IV.   Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis.  Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company.  Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

V.   Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee.  If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present.  In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board.  All requests for information from the Company or the independent accountants shall be made through the Chairperson.

VI.   Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

2.	The Committee shall meet at least quarterly (or more frequently as circumstances dictate); and

3.
Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities.  The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

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VII. Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.
Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee;

2.	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

3.
Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants;

4.
Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services;

5.	Review and approve the issuer’s hiring policies from time to time regarding partners, employees and former partners and employees of the present and former external auditor of the issuer;

6.
Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company.  Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls;

7.	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants;

8.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources;

9.	Consider and review with the independent accountants, out of the presence of management:

(a)	the adequacy of the Company’s internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Company’s financial statements; and

(c)	any related significant findings and recommendations of the independent accountants together with management’s responses thereto;

10.	Following completion of the annual audit, review with management and the independent accountants:

(a)	the Company’s annual financial statements and related footnotes;

6

(b)	the independent accountants’ audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants’ audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards;

11.
Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

12.
Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments;

13.
In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses;

14.	Consider and review with management:

(a)	significant findings during the year and management’s responses thereto; and

(b)	any changes required in the planned scope of their audit plan;

15.
Review, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company’s financial statements, including Management’s Discussion & Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements;

16.
Facilitate the preparation and inclusion of any report from the Committee or other disclosures as required by applicable laws and regulations in the Company’s annual proxy statement or other filings of all regulatory authorities having jurisdiction;

17.
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company;

18.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings;

19.
Review policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants;

7

20.
Review, with the Company’s counsel, any legal, tax or regulatory matter that may have a material impact on the Company’s financial statements, operations, related Company compliance policies, and programs and reports received from regulators;

21.	Evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management;

22.	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee;

23.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate;

24.
Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter;

25.	Review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws; and

26.	Perform such other functions consistent with this Charter, the Company’s Articles and governing law, as the Committee deems necessary or appropriate.

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ANNEX A

PROCEDURES FOR THE SUBMISSION OF

COMPLAINTS AND CONCERNS REGARDING

ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR

AUDITING MATTERS

1.
Entrée Gold Inc. (the “Company”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Company or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.
Any employee or consultant of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee or consultant would like to discuss the matter directly with a member of the Committee, the employee or consultant should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

Entrée Gold Inc.
c/o Audit Committee
Attn:  Chairperson
Suite 1201 - 1166 Alberni St.
Vancouver, BC CANADA  V6E 3Z3
Canadian Email Address: etgcanada@entreegold.com
USA Email Address: etgus@entreegold.com
Mongolia Email Address: etgmongolia@entreegold.com

3.	Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.
At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.